Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

VERIFONE SYSTEMS, INC.,

VERTEX HOLDCO LLC

and

VERTEX MERGER SUB LLC

Dated as of April 9, 2018

-i-

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1	Organization, Good Standing and Qualification	10
5.2	Capital Structure of the Company	10
5.3	Corporate Authority; Approval and Fairness	11
5.4	Governmental Filings; No Violations; Certain Contracts, Etc.	12
5.5	Company Reports; Financial Statements; Internal Controls	13
5.6	Absence of Certain Changes	14
5.7	Litigation and Liabilities	15
5.8	Employee Benefits	15
5.9	Labor Matters	17
5.10	Compliance with Laws; Licenses	18
5.11	Takeover Statutes	20
5.12	Environmental Matters	20
5.13	Tax Matters	21
5.14	Real Property	22
5.15	Intellectual Property; IT Assets; Privacy	22
5.16	Insurance	24
5.17	Material Contracts	24
5.18	Warranties/Product Liability	25
5.19	Product Certifications	26
5.20	Brokers and Finders	26
5.21	Customers and Suppliers	26
5.22	No Other Company Representations or Warranties	27

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

6.1	Organization, Good Standing and Qualification	27
6.2	Corporate Authority; Approval	27
6.3	Governmental Filings; No Violations	27
6.4	Litigation and Liabilities	28
6.5	Capitalization and Activities of Merger Sub	28
6.6	Brokers and Finders	28
6.7	Financing	29
6.8	Solvency	30
6.9	Limited Guarantee	31
6.10	Proxy Statement	31
6.11	Non-Reliance	31

-ii-

ARTICLE VII

COVENANTS
7.1	Interim Operations	32
7.2	Go-Shop; Acquisition Proposals; Change in Recommendation	36
7.3	Proxy Filing; Information Supplied	41
7.4	Stockholders Meeting	42
7.5	Approval of Sole Stockholder of Merger Sub; Obligations of Merger Sub	43
7.6	Cooperation; Efforts to Consummate	43
7.7	Status; Notifications	47
7.8	Information; Access and Reports	47
7.9	Publicity	48
7.10	Employee Benefits	48
7.11	Expenses	50
7.12	Indemnification; Directors’ and Officers’ Insurance	50
7.13	Financing and Financing Cooperation	52
7.14	Takeover Statutes	56
7.15	Section 16 Matters	56
7.16	Transaction Litigation	57
7.17	Deregistration	57
7.18	Notice of Certain Events	57
7.19	Works Councils	58
7.20	Resignations	58

ARTICLE VIII

CONDITIONS
8.1	Conditions to Obligation of Each Party	58
8.2	Conditions to Obligation of Parent and Merger Sub	59
8.3	Conditions to Obligation of the Company	59

ARTICLE IX

TERMINATION
9.1	Termination by Mutual Written Consent	60
9.2	Termination by Either Parent or the Company	60
9.3	Termination by Parent	61
9.4	Termination by the Company	61
9.5	Effect of Termination and Abandonment	62
9.6	Expenses	64
9.7	Payments; Non Recourse Parties	65

-iii-

ARTICLE X

MISCELLANEOUS AND GENERAL
10.1	Survival	66
10.2	Definitions	67
10.3	Modification or Amendment; Waiver	82
10.4	Counterparts	83
10.5	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	83
10.6	Specific Performance	84
10.7	Notices	86
10.8	Entire Agreement	87
10.9	Third Party Beneficiaries	88
10.10	Non-Recourse	88
10.11	Fulfillment of Obligations	89
10.12.	[Reserved]	89
10.13	Severability	89
10.14	Successors and Assigns	89

Exhibits

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 9, 2018, is entered into by and among VeriFone Systems, Inc., a Delaware corporation (the “Company”), Vertex Holdco LLC, a Delaware limited liability company (“Parent”), and Vertex Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions, are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), and (c) resolved to recommend that the holders of shares of Company Common Stock approve the Merger and adopt this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Specific Definitions. For the purposes of this Agreement, the terms defined in Section 10.2 have the meanings specified or referred to therein.

1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and from and after the Effective Time, shall be a wholly owned subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL, and (c) the Merger shall have such other effects as provided in the DGCL.

2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1870 Embarcadero Road, Palo Alto, California 94303, at 7:00 a.m. (California Time) on the fifth (5th) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing; provided, however, that in no event shall Parent or Merger Sub be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred pursuant to the foregoing, in which case the Closing shall not occur until the earlier to occur of (a) a date before or during the Marketing Period specified by Parent, in its sole and absolute discretion, on three (3) Business Days written notice to the Company and (b) three (3) Business Days following the expiration of the Marketing Period in accordance with its terms, subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) (the date on which the Closing actually occurs, the “Closing Date”).

2.3 Effective Time. As soon as practicable following the Closing, and on the Closing Date, the Company and Parent will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

2.4 The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to read as set forth in Exhibit A hereto, until thereafter amended as provided therein or by applicable Law.

2.5 The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time (except as to the name of the Surviving Corporation) shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

2.6 Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE III

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

3.1 Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive cash in the amount of $23.04 per share (the “Merger Consideration”).

3.2 Conversion of Shares of Company Common Stock. By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article III, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, without interest.

3.3 Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have pursuant to Section 4.7.

3.4 Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

3.5 Treatment of Equity Awards. At the Effective Time, the Company Equity Awards will receive the following treatment, in each case in accordance with and subject to the terms set forth in Sections 3.5(a)-(f) and the other provisions of this Agreement: (i) each Vested Company Option that is not designated as a Rollover Equity Award by its holder will be converted into a right to promptly receive a cash payment based on its spread value; (ii) the spread value of each Vested Company Option that is designated by its holder as a Rollover Equity Award will be converted to common stock of Parent (or a parent of Parent); (iii) each Unvested Company Option will be converted to a cash award, based on its spread value, that remains subject to the same vesting schedule that applied immediately prior to the Effective Time; (iv) each Company RSU will be converted to a cash award, based on the Merger Consideration, that remains subject to the same vesting schedule that applied immediately prior to the Effective Time; (v) each Company P-RSU will be converted to a cash award, based on the Merger Consideration and the actual performance of such Company P-RSU through the Effective Time, that otherwise remains subject to the same vesting schedule that applied immediately prior to the Effective Time; and (vi) each Company DSU will be converted into a right to promptly receive a cash payment, based on the Merger Consideration. With respect to the foregoing, the spread value of a Company Option will be determined by subtracting the per share exercise price of such Company Option from the Merger Consideration, and any Company Option for which the per share exercise price is equal to or greater than the Merger Consideration will be cancelled for no consideration.

(a) Company Options. At the Effective Time, (i) each outstanding vested option (or vested portion thereof) to purchase shares of Company Common Stock (a “Vested Company Option”), other than any Rollover Equity Awards, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Company Option to receive (without interest), as soon as reasonably practicable after the Effective Time, but no later than three (3) Business Days after the Effective Time, an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to such Vested Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock of such Vested Company Option less applicable Taxes required to be withheld with respect to such payment and (ii) each outstanding unvested option (or unvested portion thereof) to purchase shares of Company Common Stock (an “Unvested Company Option” and, together with the Vested Company Options, the “Company Options”) under the Stock Plans shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Unvested Company Option to receive an amount in cash, without interest (a “Company Option Deferred Cash Award”) equal to the product of (x) the total number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of such Unvested Company Option less applicable Taxes required to be withheld with respect to such payment. Notwithstanding the foregoing, any Company Option which has an exercise price per share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment. Except as specifically provided above, following the Effective Time, each such Company Option Deferred Cash Award will be subject to the same vesting schedule and other terms and conditions (other than with respect to exercise) applicable to the corresponding Unvested Company Option immediately prior to the Effective Time and be paid on the applicable vesting date.

(b) Company RSUs. At the Effective Time, each outstanding restricted stock unit that is subject only to service-based vesting conditions (a “Company RSU”) under the Stock Plans shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest (a “Company RSU Deferred Cash Award”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. Except as specifically provided above, following the Effective Time, each such Company RSU Deferred Cash Award will be subject to the same vesting schedule and other terms and conditions applicable to the corresponding Company RSU immediately prior to the Effective Time.

(c) Company P-RSUs. At the Effective Time, each outstanding restricted stock unit that is subject to performance-based vesting conditions (a “Company P-RSU”) under the Stock Plans shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company P-RSU to receive an amount in cash, without interest (a “Company P-RSU Deferred Cash Award” and together with the Company Option Deferred Cash Awards and the Company RSU Deferred Cash Awards, “Replacement Deferred Cash Awards”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company P-RSU immediately prior to the Effective Time based on the actual performance through the Effective Time as determined by the compensation committee of the Company Board (the “Company Compensation Committee”) multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, to the extent there are any Company P-RSUs for which the number of shares of Common Stock subject to such Company P-RSU as determined in accordance with clause (x) of the preceding sentence is zero, such Company P-RSU shall be cancelled at the Effective Time for no consideration or payment. Except as specifically provided above, following the Effective Time, each such Company P-RSU Deferred Cash Award will be subject to the same vesting schedule and other terms and conditions applicable to the corresponding Company P-RSU immediately prior to the Effective Time.

(d) Company DSUs. At the Effective Time, each outstanding deferred stock unit (a “Company DSU”) under the Company’s Director Deferred Compensation Plan, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company DSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), an amount in cash equal to (x) the number of shares of Company Common Stock subject to such Company DSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Company DSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Company’s Director Deferred Compensation Plan and a participant’s deferral elections that will not trigger a Tax or penalty under Section 409A of the Code.

(e) Company Equity Payments. Any payments to which holders of Company Options, Company RSUs, Company P-RSUs and Company DSUs (collectively, the “Company Equity Awards”) are entitled to pursuant to Section 3.5(a), Section 3.5(b), Section 3.5(c) and Section 3.5(d), respectively (collectively, the “Company Equity Payments”) shall be made through the Surviving Corporation’s payroll (except in the case of Company DSUs) and in accordance with Section 3.5(a), Section 3.5(b), Section 3.5(c) and Section 3.5(d). Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash, or immediately available borrowing capacity, sufficient to pay all amounts required by the foregoing sentence.

(f) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company Equity Awards pursuant to Section 3.5(a), Section 3.5(b), Section 3.5(c) and Section 3.5(d) and (y) cause the Stock Plans and the Company’s Director Deferred Compensation Plan to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

ARTICLE IV

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

4.1 Paying Agent. At the Effective Time, or as promptly as possible thereafter, Parent shall deposit or cause to be deposited with a paying agent selected by Parent and approved by the Company (such approval not to be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), for the benefit of the holders of Eligible Shares, an aggregate amount of cash necessary for the Paying Agent to make payments under Section 3.1 (such cash being hereinafter referred to as the “Exchange Fund”). The paying agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The Exchange Fund may be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any such investment shall in all events be limited to (i) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) certificates of deposit or bank repurchase agreements of commercial banks with capital exceeding $10 billion or (iii) AAA rated 2A-7 fixed NAV money market funds (or those of similar quality), or a combination of the foregoing clauses (i), (ii) and (iii), and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Merger Consideration and the other payments contemplated by this Article IV, Parent and the Surviving Corporation shall promptly replace or restore, or cause the replacement or restoration, of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make the payment of the aggregate Merger Consideration contemplated by this Article IV. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1 may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

4.2 Procedures for Surrender.

(a) With respect to Certificates, as promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to provide or make available to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) to the Paying Agent (the “Letter of Transmittal”), and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) to the Paying Agent. Upon surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Paying Agent to promptly provide or make available to each holder of record of any such Certificate in exchange therefore a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.6) of (A) the number of Eligible Shares represented by such Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 4.5) multiplied by (B) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.

(b) With respect to each Book-Entry Share not held through DTC (each, a “Non-DTC Book-Entry Share”), promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to provide or make available to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.6) of (A) the number of Non-DTC Book-Entry Shares held by such holder multiplied by (B) the Merger Consideration, and the Non-DTC Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that the Paying Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 8:30 a.m. (California Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration for each such Eligible Share that each such holder has the right to receive pursuant to this Article IV.

(d) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article IV.

4.3 Transfers.

(a) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of the Company’s capital stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of the Company’s capital stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(b) With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, a check for the cash (after giving effect to any required Tax withholdings as provided in Section 4.6) to be paid upon due surrender of the Certificate, may be issued or paid to such a transferee if the Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Paying Agent. Until surrendered as contemplated by this Section 4.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable pursuant to this Article IV.

(c) With respect to Book-Entry Shares, payment of the Merger Consideration, payable pursuant to this Article IV, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

4.4 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund) that remains unclaimed by the holders of the Eligible Shares one year after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article IV shall thereafter look only to Parent or the Surviving Corporation for delivery of the Merger Consideration that such holder has the right to receive pursuant to this Article IV. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Per Share Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

4.5 Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will, subject to Section 4.7 in respect of any Certificate representing Excluded Shares, issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration payable pursuant to this Article IV, had such lost, stolen or destroyed Certificate been surrendered.

4.6 Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock or Company Equity Awards in respect of which such deduction and withholding was made by Parent or the Surviving Corporation, as applicable.

4.7 Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Merger Consideration with respect to the shares of Company Common Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and Proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Reports filed with or furnished to the SEC and made publicly available prior to the date of this Agreement (excluding any disclosures set forth under the captions “Risk Factors” or “Forward-Looking Statements,” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), it being agreed that (i) for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection (other than representations and warranties in Section 5.2 [Capital Structure of the Company]) to which the relevance of such item is reasonably apparent on its face and (ii) nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.2 [Capital Structure of the Company] (except for any inaccuracies that are de minimis relative to the total fully diluted equity capitalization of the Company), Section 5.3 [Corporate Authority; Approval and Fairness], Section 5.4 [Governmental Filings; No Violations; Certain Contracts, Etc.], Section 5.11 [Takeover Statutes] and Section 5.20 [Brokers and Finders], the Company hereby represents and warrants to Parent and Merger Sub that:

5.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 5.1 of the Company Disclosure Letter sets forth the name, jurisdiction of incorporation or organization (as applicable) and entity form of each Significant Subsidiary (as defined in Rule 1.02(w) of Regulation S-X under the Exchange Act) of the Company. The Company is not in violation of any provision of its Organizational Documents in any material respect and none of the Company’s Subsidiaries is in violation of its Organizational Documents in any respect except, in the case of the Company’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.2 Capital Structure of the Company.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, of which 110,711,498 shares were issued and outstanding as of the close of business on April 4, 2018 (the “Capitalization Date”), and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the close of business on the Capitalization Date. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The only shares of Company Common Stock reserved for issuance as of the Capitalization Date, were 13,883,391 shares of Company Common Stock reserved for issuance pursuant to the Stock Plans. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, security interest, adverse right or other encumbrance (an “Encumbrance,” and any action of correlative meaning, to “Encumber”), and (i) not subject to any preemptive rights or any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding capital stock and (ii) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of applicable Law or the Organizational Documents of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since the Capitalization Date through the date of this Agreement, neither the Company or any of its Subsidiaries has (i) issued any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of any Company Securities.

(b) Section 5.2(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the close of business on April 4, 2018, setting forth the number of shares of Company Common Stock subject to each Company Equity Award and the employee identification number, grant date and exercise price with respect to each Company Equity Award, as applicable. Except as set forth in Section 5.2(a) or this Section 5.2(b), or for any Company Equity Awards granted following the date of this Agreement in accordance with the terms of this Agreement, there are no outstanding shares of (i) capital stock or voting securities of the Company or its Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, or cash payment in lieu of a share of capital stock, or voting securities of the Company or any of its Subsidiaries, (iii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, dispose or sell any shares of capital stock, or cash payment in lieu of a share of capital stock, or other securities of the Company or any of its Subsidiaries, (iv) restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or rights with respect to the capital stock of the Company or any of its Subsidiaries or (iv) any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, directly or indirectly, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding (the items described in the foregoing being referred to collectively as the “Company Securities”). Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. There are no voting trusts, proxies, or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any shares of capital stock of the Company or any of its Subsidiaries.

5.3 Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at the Stockholders Meeting duly called and held for such purpose (the “Requisite Company Vote”). The only vote of holders of any class of capital stock of the Company necessary to adopt this Agreement and to consummate the Merger and the Transactions (under applicable Law, the Company’s Organizational Documents or otherwise) is the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders (other than the Parent, Merger Sub and any of Parent’s other direct or indirect Subsidiaries), approved and declared advisable the execution, delivery and performance by the Company of this Agreement, the Merger and the other Transactions and resolved to recommend adoption of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (ii) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (iii) received the opinion of its financial advisor, Qatalyst Partners LP, to the effect that as of the date of such opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than Parent or any Affiliates of Parent), is fair, from a financial point of view to such holders.

5.4 Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the DGCL, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) required to be made with the NYSE, (iv) with respect to state securities, takeover and “blue sky” Laws and (v) the other filings required by Governmental Entities set forth on Section 5.4(a) of the Company Disclosure Letter, no actions, filings, notices, reports, consents, registrations, approvals, permits, declarations or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity or Industry Association, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries in any material respect, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Material Contract, Lease or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a), under any Law or Industry Association Rule to which the Company or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Material Contract or require any consent or approval thereunder, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.5 Company Reports; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since October 31, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished to the SEC and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since the Applicable Date was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company Reports filed prior to the date hereof. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) The Company has made available to Parent correct and complete copies of all comment letters received by the Company from the SEC since the Applicable Date relating to the Company Reports, together with all written responses of the Company thereto. Except as set forth in Section 5.5(b) of the Company Disclosure Letter, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC relating to the Company Reports and the Company has not received any notice from the SEC that any of the Company Reports is the subject of any ongoing review, outstanding comment or outstanding investigation by the SEC.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of Company management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not individually or in the aggregate be material in amount or effect to the Company and its consolidated Subsidiaries), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Since December 31, 2015, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s preparation of financial statements or internal control over financial reporting, or (iii) any claim or allegation regarding any of the foregoing.

(e) The Company, based on its most recent evaluation of internal control over financial reporting, has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since the Applicable Date, no material complaints, allegations, assertions or claims from any source regarding accounting, internal accounting controls or auditing matters, or regarding questionable accounting or auditing matters, have been received by the Company or, to the Knowledge of the Company, the Company’s independent registered public accounting firm.

5.6 Absence of Certain Changes. Since October 31, 2017, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as expressly contemplated by this Agreement, since October 31, 2017 through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the date of this Agreement, would have required the prior written consent of Parent pursuant to Sections 7.1(b)(iii), (vi), (vii), (x), (xi), (xvi) and (xviii).

5.7 Litigation and Liabilities.

(a) There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any present or former officer, director or employee, in their capacities as such, of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since October 31, 2017, or (iii) incurred in connection with this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which the Company and its Subsidiaries conduct their businesses, that otherwise is material to the Company and its Subsidiaries, taken as a whole, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Transactions.

5.8 Employee Benefits.

(a) Section 5.8(a) of the Company Disclosure Letter sets forth a complete and correct list of each material U.S. Company Benefit Plan. No later than thirty (30) days after the date of this Agreement, the Company shall provide a complete and correct list of each material Non-U.S. Company Benefit Plan as of the date of this Agreement and indicate (i) each Non-U.S. Company Benefit Plan that is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) and (ii) each Non-U.S. Company Benefit Plan that provides post-termination or post-retirement welfare benefits beyond those required under Section 4980B of the Code for which the covered Person pays the full cost of coverage). With respect to each U.S. Company Benefit Plan, the Company has made available to Parent and, with respect to each Non-U.S. Company Benefit Plan no later than thirty (30) days after the date of this Agreement, the Company shall make available to Parent, in each case to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles and any IRS determination letter, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received since the Applicable Date with respect to any Company Benefit Plan.

(b) Each Company Benefit Plan, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Company Benefit Plans, has been established, maintained, funded, operated and administered in material compliance with its terms and applicable Law, including ERISA and the Code. With respect to each Company Benefit Plan, all material contributions, premiums or other payments that are due have been timely paid in all respects.

(c) (i) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan and (ii) with respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(d) No U.S. Company Benefit Plan is, and neither the Company nor any Company ERISA Affiliate has (i) contributed (or had any obligation of any sort) in the last six years to, or otherwise has any current or contingent liability or obligation under or with respect to, a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or other plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan. No U.S. Company Benefit Plan provides, and the Company has not promised to provide, post-termination or post-retirement welfare benefits beyond those required under Section 4980B of the Code for which the covered Person pays the full cost of coverage.

(e) Neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur or to be subject to, any material Tax, penalty or other liability pursuant to Sections 4980B, 4980D or 4980H of the Code.

(f) Except as otherwise set forth on Section 5.8(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event (i) entitle any Company Employee (or former employee of the Company or any of its Subsidiaries) to severance pay or any increase in severance pay, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of compensation benefits, or other rights under any Company Benefit Plan or otherwise; (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time. Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in accordance in all material respects with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service; no amount under any such Company Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code; and none of the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(g) Except as otherwise set forth on Section 5.8(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement and the other transaction documents nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) would, directly or indirectly, result in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Tax law).

(h) Without limiting the generality of the other provisions of this Agreement: (i) all Non-U.S. Company Benefit Plans have been established, maintained, funded, operated and administered in material compliance with their terms and with applicable Law, (ii) all material employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices and (iii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities.

(i) The UK Pension Scheme is a registered pension scheme under Part 4 of the UK Finance Act 2004 and has at all times and in all respects complied in all material respects with the documents governing the scheme and all applicable requirements of any competent governmental body or regulatory authority. The Company and its Subsidiaries have complied in all material respects with the obligations imposed by the UK Pensions Act 2008 as regards the duties towards jobholders set out in that Act.

(j) The UK Pension Scheme provides only money purchase benefits within the meaning of section 181 of the UK Pension Schemes Act 1993 and neither the Company nor any associated or connected person participates in or has ever participated in any UK pension scheme providing any benefits which are not money purchase benefits within that meaning. No employee of the Company or its Subsidiaries has any claim or right in respect of any pensions, lump sums or other like benefits on retirement or death payable on early retirement or redundancy which has transferred to the Company or its Subsidiaries by operation of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

(k) There are no material claims or actions in progress or pending by or against the administrator of the UK Pension Scheme or against the Company or its Subsidiaries nor, to the Knowledge of the Company, is there any reason for any such claims or action.

5.9 Labor Matters.

(a) No Company Employees who primarily perform services in the United States are represented by a labor or trade union, works council, staff association or other labor organization. The Company and its Subsidiaries are not party to or otherwise bound by any collective bargaining agreement or other material Contract with a labor union, works council or like organization located in the United States nor is there any pending or, to the Company’s Knowledge, threatened material labor representation request with respect to any employee of the Company or any of its Subsidiaries. To the Company’s Knowledge, there is, and since January 1, 2017, has been, no union organizing activities involving employees of the Company or its Subsidiaries. Neither the execution and delivery of this Agreement nor the Transactions will require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to any Company Employees, other than any such consents the failure of which to obtain, or advance notifications the failure of which to provide, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No later than thirty (30) days following the date of this Agreement, the Company shall set forth on Section 5.9(a) of the Company Disclosure Letter, each collective bargaining agreement or other material Contract with a labor union, works council or like organization located outside of the United States that the Company or any of its Subsidiaries is a party to or otherwise is bound by.

(b) There is no strike, lockout, slowdown, work stoppage, material unfair labor practice or other material labor dispute, arbitration or grievance pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries.

(c) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including those respecting terms and conditions of employment, wages and hours, collective bargaining, worker and employee classification, payment and withholding of payroll Taxes, immigration (including permission to work in the country in which the relevant Company Employee is employed or engaged), and occupational safety and health. Except as would not result in material liability to the Company or its Subsidiaries, the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, prevailing wages, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and independent contractors under applicable Law, Company Benefit Plans or Company policy. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law that remains unsatisfied, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.10 Compliance with Laws; Licenses.

(a) The Company and each of its Subsidiaries are, and since the Applicable Date, have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, including Payment Services Directive (PSD2 – EU Directive 2015/2366) and applicable unclaimed property Laws, in each case except for instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Except with respect to regulatory matters covered by Section 7.6, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Company and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective businesses as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) The Company, its Subsidiaries and their respective officers and directors, and, to the Knowledge of the Company, all of their respective other Representatives are in compliance in all material respects with and since the Applicable Date have complied in all material respects with (i) the FCPA, (ii) the UK Bribery Act 2010 (the “UKBA”), and (iii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Without limiting the foregoing, since April 1, 2013, none of the Company, any of its Subsidiaries or their respective officers and directors, nor, to the Knowledge of the Company, any of their respective other Representatives have paid, received, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official, any political party or candidate for political office, or any other Person for the purpose of influencing any act or decision of such official or of any Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation in any material respect of the FCPA, the UKBA, and any Laws described in clause (iii) (collectively, “Anti-Corruption Laws”).

(e) Since April 1, 2013, the Company and each of its Subsidiaries and their respective officers and directors, and, to the Knowledge of the Company, all of their respective other Representatives have been and each of them currently is in compliance in all material respects with relevant sanctions and export control Laws and regulations in jurisdictions in which the Company or any of its Subsidiaries do business, directly or indirectly, or are otherwise subject to jurisdiction, including the United States International Traffic in Arms Regulations, the Export Administration Regulations, United States sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State and the EU Dual Use Regulation (collectively, “Sanctions and Export Laws”), in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction.

(f) The operations of the Company and its Subsidiaries are and, during the past five years, have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”).

(g) Except as set forth on Section 5.10(g) of the Company Disclosure Letter, no investigation by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws, Sanctions and Export Laws, or Anti-Corruption Laws is pending or, to the Knowledge of the Company, threatened in writing.

(h) The Company and its Subsidiaries, as applicable, are each in good standing with the Industry Associations of which it is a member or maintains a registration, into which it is sponsored, from which it retrieves information or in which it participates, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect. The Company and each such Subsidiary, as applicable, has complied with and is in compliance with all Industry Association Rules, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no investigation, proceeding or disciplinary action (including fines) currently pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by any Industry Association or its applicable agent, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No examination of the Company or any of its Subsidiaries by any Industry Association has resulted in negative outstanding findings, requests or orders from a Governmental Entity or Industry Association that have not been addressed, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, there is no event, fact or circumstance relating to the Company or any of its Subsidiaries that would reasonably be expected to have a material adverse impact on the ability to obtain those consents, approvals or non-objections set forth on items (1) and (2) of Section 5.4(a) of the Company Disclosure Letter.

5.11 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the shares of Company Common Stock, or the Transactions.

5.12 Environmental Matters.

(a) Except as otherwise set forth on Section 5.12 of the Company Disclosure Letter,

(i) each of the Company and its Subsidiaries is in compliance, and has complied at all times since the Applicable Date, in all material respects with all applicable Environmental Laws;

(ii) each of the Company and its Subsidiaries, and all Real Property used in the conduct of the businesses of the Company and its Subsidiaries: (A) is and since the Applicable Date has been in compliance in all material respects with all Licenses required by applicable Environmental Laws; (B) is not the subject of any pending or, to the Knowledge of the Company, threatened Proceeding or written notice from any Person or Governmental Entity alleging the material violation of, or regarding any material liability under, any applicable Environmental Law; (C) is not currently subject to any Governmental Order (including any court order, administrative order or decree) arising under any Environmental Law; and (D) has not (nor has any other Person to the extent giving rise to liability for the Company or its Subsidiaries) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released, exposed any Person to, and no current or former Real Property has had any emissions or discharges of or contamination by, Hazardous Substances, except as permitted under applicable Environmental Laws or as would not give rise to any material liabilities under Environmental Laws; and

(iii) each Product complies and has complied in all material respects with, and has not resulted in any material liabilities of the Company or its Subsidiaries under, any and all applicable Laws (including Environmental Laws), including those pertaining to the presence (or absence) of Hazardous Substances or specified substances in electrical or electronic or other products; registration or notification of chemical substances in products; labeling of product or product packaging as respects product content or as respects health, safety or environmental effects or attributes or as respects required end-of-life handling or disposition of products or product packaging; and coverage and payment of fees under an approved scheme for end-of-life, return and recycling of products or of product packaging.

(b) The Company has made available to Parent all material environmental audits, reports and other material environmental documents received by the Company or its Subsidiaries since the Applicable Date materially bearing on environmental liabilities of the Company or its Subsidiaries or current Products, properties, facilities or operations, in each case which are in its possession or under its reasonable control.

5.13 Tax Matters.

(a) Except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) all material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with applicable Law (taking into account any applicable extensions of time within which to file), and all such material Tax Returns are true and complete in all material respects;

(ii) the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP;

(iii) there is no written claim now pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax, and there is no other Proceeding or audit now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company in respect of any liability of the Company for any material Tax;

(iv) during the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to qualify under Section 355 of the Code; and

(v) during the three-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than a group the common parent of which is or was the Company or any of its Subsidiaries.

(b) Notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties in Section 5.8 and this Section 5.13 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Tax matters.

5.14 Real Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth the address of each Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Owned Real Property, (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, (ii) except as set forth in Section 5.14(a) of the Company Disclosure Letter, the Company or any of its Subsidiaries have not leased or otherwise granted to any Person any material right to use or occupy such Owned Real Property or any material portion thereof; and (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. Neither the Company nor any Subsidiary is party to any agreement or option to purchase any material real property or interest therein.

(b) Section 5.14(b) of the Company Disclosure Letter sets forth the address of each Leased Real Property. With respect to the material Leased Real Property, except as set forth in Section 5.14(b) of the Company Disclosure Letter: (i) the Lease for the applicable property is valid, legally binding, enforceable and in full force and effect, (ii) the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property has not been materially disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease, (iii) none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Real Property comprises all of the real property used or intended to be used in the Company’s business.

5.15 Intellectual Property; IT Assets; Privacy.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all U.S. and foreign (i) issued patents and patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications, and (iv) registered domain names, in each case, which are owned by the Company or any of its Subsidiaries, provided that failure to list any such items of Registered Intellectual Property Rights that are not material to the operation of the business of the Company and its Subsidiaries shall not constitute a breach of the foregoing representations and warranties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Registered Intellectual Property Rights owned by the Company or any of its Subsidiaries are, to the Knowledge of the Company, subsisting, and other than pending applications therefor, valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) during the period commencing on the Applicable Date and ending on the date of this Agreement, there has been no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, which has not since been resolved, alleging that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, and (ii) to the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and, since the Applicable Date, has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person.

(c) To the Knowledge of the Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries in a manner that is or would be materially adverse to the operations of the business or operations of the Company or any of its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, none of the Company nor any of its Subsidiaries use or have used any Open Source Software (including any modification or derivative thereof) in a manner that would (i) require the disclosure or distribution of any proprietary material source code of the Company or any of its Subsidiaries, or (ii) grant or purport to grant to any Person any rights to or immunities under any of the material Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, during the period commencing on the Applicable Date and ending on the date of this Agreement, there has been no security breach of, unauthorized access to, unauthorized use of, or malicious code in, any of the IT Assets owned or used by, or any product offerings of, the Company or any of its Subsidiaries or of any Personal Information stored therein or processed thereby.

(f) The Company and each of its Subsidiaries (i) have established and implemented written policies regarding privacy, cyber security and data security that are commercially reasonable, and consistent in all material respects with all applicable requirements of Data Protection Legislation and with reasonable practices in the industry, and (ii) since the Applicable Date have been, in compliance in all material respects with (A) all applicable requirements of Data Protection Legislation, (B) all privacy and security standards applicable to the industry in which the Company operates or to its products and services (including the Payment Card Industry Data Security Standard (PCI DSS) and to which the Company agrees to comply or has publicly attested to or affirmed its compliance), (C) the Company’s and its Subsidiaries’ own internal and external-facing privacy policies, and (D) all their obligations relating to the collection, protection, storage, use, processing, transfer, or disposition of data under all Contracts to which the Company or any of its Subsidiaries is party ((A)-(D), collectively, the “Data Requirements”), and (iii)(A) during the period commencing on the Applicable Date and ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has received or been subject to any notice, complaint, investigation, inquiry, enforcement proceedings or claim for compensation from any individual or Governmental Entity, alleging non-compliance with any Data Requirement, and (B) no such investigations, inquiries or proceedings are pending as of the date of this Agreement, or to the Knowledge of the Company, have been threatened during the period commencing on the Applicable Date and ending on the date of this Agreement

5.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are in full force and effect, (ii) all premiums due with respect to all Insurance Policies have been paid and (iii) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies.

5.17 Material Contracts.

(a) Except for this Agreement and except as set forth on Section 5.17 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, in each case other than any Company Benefit Plan:

(i) any Contract that would be required to be filed by the Company as a “material contract” under Item 601(b)(10) of regulation S-K under the Securities Act;

(ii) any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness in a principal amount that exceeds of $10 million;

(iii) any Contract with a Governmental Entity that is a settlement, conciliation, or similar agreement or that imposes any material monetary or other material obligation upon the Company or its Subsidiaries after the date of this Agreement;

(iv) any Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(v) any Contract that materially affects the use or enforcement by the Company or its Subsidiaries of any material Intellectual Property Rights owned by the Company or its Subsidiaries (including such settlement agreements, covenants not to assert, and consents to use), excluding any Contracts that are non-exclusive to the Company and entered into in the Ordinary Course;

(vi) any Contract with any of the top ten (10) Material Customers or top ten (10) Material Suppliers, in each case located in the United States;

(vii) any Contract to which any of the Company’s or its Subsidiaries’ directors or officers are a party (other than Company Benefit Plans);

(viii) any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement;

(ix) any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) that was entered into after the Applicable Date and pursuant to which (a) any earn-out or deferred or contingent payment obligations remain outstanding or (b) a claim for indemnification may still be made against the Company or any of its Subsidiaries (excluding for breaches of representations and warranties);

(x) any contract with a U.S. Governmental Entity;

(xi) any other Contract or group of related Contracts that, individually or in the aggregate, if terminated or subject to a default by any party thereto, would have or would reasonably be expected to have a Material Adverse Effect (each Contract constituting any of the foregoing types of Contract described in clauses (i) – (x), and including all amendments, exhibits and schedules to each such Contract from time to time, a “Material Contract”).

(b) A copy of each Material Contract has been made available to Parent. Except for expirations in the Ordinary Course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any such Material Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice challenging the validity or enforceability of any Material Contract.

5.18 Warranties/Product Liability. Except as incurred in the Ordinary Course since October 31, 2017, (A) neither the Company nor any of its Subsidiaries has received any notice of any material violation or Proceeding from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce, or any services provided, by the Company or any of its Subsidiaries (a “Product”), (B) there has not been, nor is there under consideration by the Company, any Product recall or post-sale warning of a material nature concerning any Product, (C) there are no material product liability claims pending or, to the Knowledge of the Company, threatened in writing with respect to any Product, and no such claims have been settled or adjudicated, and (D) to the Knowledge of the Company, there is no basis for any present or future action against the Company or any of its Subsidiaries giving rise to any liability, arising out of product liability obligations, or any injury to any Person or property, in each case, as a result of the ownership, possession or use of a Product, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.19 Product Certifications. The product certifications given or granted by processors or manufacturers with respect to the Products (“Product Certifications”) constitute all the Product Certifications necessary for the Company and its Subsidiaries to conduct their respective businesses in all material respects as currently conducted. Each Product is certified in the countries in which it is sold, except in each case where the failure to be so certified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, none of the Product Certifications that are material to the operation of the business of the Company and its Subsidiaries, taken as a whole, are subject to termination, rescission or adverse modification as a result of this Agreement or the completion of the Merger.

5.20 Brokers and Finders. None of the Company or any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has retained and agreed to pay certain fees to Qatalyst Partners LP as its financial advisor. The Company has made available on a confidential basis to a senior executive of Parent a complete and correct copy of all Contracts with Qatalyst Partners LP to which the Company or any of its Subsidiaries is bound.

5.21 Customers and Suppliers.

(a) Section 5.21 of the Company Disclosure Letter sets forth (i) a list showing the thirty (30) largest customers by purchases made by such customer during the twelve (12) months ended October 31, 2017 (collectively, the “Material Customers”), and (ii) a list showing the twenty (20) largest suppliers by purchases made by the Company or any of its Subsidiaries during the twelve (12) months ended October 31, 2017 (collectively, the “Material Suppliers”).

(b) At no time since October 31, 2017 has the Company or any of its Subsidiaries (i) been in any material dispute with any of its Material Customers or Material Suppliers, or (ii) to the Knowledge of the Company, received any written notice from any Material Customer or Material Supplier to the effect that such Material Customer or Material Supplier intends to suspend, terminate or materially reduce its relationship with the Company or any of its Subsidiaries.

5.22 No Other Company Representations or Warranties. Notwithstanding anything to the contrary contained herein, the Company Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, neither the Company nor any of its Affiliates, nor any of their respective Representatives, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article V or as may be separately stated in writing in any certificate delivered hereunder.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions. Parent has made available to the Company copies of the certificate of incorporation and by-laws of Parent and Merger Sub, each as in effect on the date of this Agreement.

6.2 Corporate Authority; Approval. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3 Governmental Filings; No Violations.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the DGCL, (ii) under the HSR Act, the Exchange Act and as contemplated by Section 7.6(e), (iii) required to be made with the NYSE, and (iv) state securities, takeover and “blue sky” Laws (collectively, the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, Merger Sub or any of Parent’s other Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 6.3(a), under any Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

6.4 Litigation and Liabilities. As of the date of this Agreement, (i) there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

6.5 Capitalization and Activities of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, validly issued and outstanding and owned by Vertex IntermediateCo LLC, a Delaware limited liability company and direct subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

6.6 Brokers and Finders. Neither Parent nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions.

6.7 Financing. (a) Parent has delivered to the Company a true, complete and correct copy of an executed commitment letter of even date herewith (the “Equity Commitment Letter”) from the Equity Financing Source, pursuant to which the Equity Financing Source has committed to provide, subject to the terms and conditions set forth therein, equity financing for the Transactions in the aggregate amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that (i) the Company is a third-party beneficiary thereof and (ii) subject in all respects to Section 10.6, none of Parent, Merger Sub or the Equity Financing Source will oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third-party beneficiary rights. The Equity Commitment Letter, in the form so delivered to the Company, is in full force and effect and is a legal, valid and binding obligation of Merger Sub and the Equity Financing Source, fully and specifically enforceable against the parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Parent has delivered to the Company a complete and accurate copy of an executed commitment letter of even date herewith, and the executed fee letter related thereto of even date herewith (except that the fee amounts, pricing caps, other economic terms and other “market flex” provisions may be redacted so long as no redaction covers terms that would adversely affect the amount (including the net cash proceeds to Parent), conditionality, availability or termination of the Debt Financing, as hereinafter defined), together with any related exhibits, schedules, annexes, supplements, term sheets and other agreements (collectively and as amended from time to time, the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the agents, arrangers, managers, lenders and other entities party thereto (excluding Parent, Merger Sub or the Guarantors), including the parties to any joinder agreements joining such parties to the Debt Commitment Letter or parties (excluding Parent, Merger Sub or Guarantor) to the definitive agreements executed in connection with the Debt Financing (together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and Representatives and their respective successors and assigns, collectively, the “Debt Financing Sources” and, together with the Equity Financing Source, the “Financing Source”) have committed to provide, subject to the terms and conditions set forth therein, debt financing for the Merger and the other Transactions in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Any reference in this Agreement to (i) “Equity Commitment Letter”, “Debt Commitment Letter” or “Financing Commitment Letters” will include such documents as amended or modified in compliance with the provisions of Section 7.13, and (ii) the “Financing” will include the financing contemplated by the Financing Commitment Letters as amended or modified in compliance with the provisions of Section 7.13. As of the date of this Agreement, the Debt Commitment Letter constitutes the legally valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception.

(c) As of the date of this Agreement, (i) the commitments set forth in the Financing Commitment Letters are in full force and effect, none of such commitments has been amended or modified and no such amendment or modification is contemplated or pending that would not be permitted by Section 7.13; and (ii) the respective commitments contained in the Financing Commitment Letter have not been withdrawn, modified, reduced or rescinded in any respect and no such withdrawal, modification, reduction or rescission is contemplated except any reduction of the commitments in accordance with the terms set out in the Financing Commitment Letters. Other than the Financing Commitment Letters, as of the date of this Agreement there are no other agreements, side letters or arrangements to which Parent is a party relating to the funding or investing, as applicable, of the Financing that could affect the availability of the Financing or any portion thereof on the Closing Date. As of the date of this Agreement, Parent has paid in full any and all commitment or other fees required by the Financing Commitment Letters that are due as of the date of this Agreement. Neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Financing Commitment Letters and, as of the date of this Agreement, to the Knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date of this Agreement, no Financing Source has notified Parent of its intention to terminate any commitment set forth in the Financing Commitment Letters or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Financing Commitment Letters. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing to be satisfied by it, or that the Financing will not be available to Parent on the Closing Date. Parent acknowledges and agrees that its obligation to consummate the Transactions, is not and will not be subject to the receipt by Parent or Merger Sub of any financing or the consummation of any other transaction.

(d) The aggregate proceeds contemplated by the Financing Commitment Letters are sufficient (after deducting applicable fees, expenses, original issue discount and similar premiums and charges) to enable Parent to (i) consummate the Transactions upon the terms contemplated by this Agreement, (ii) pay all of the Merger Consideration payable in respect of all Eligible Shares in the Merger pursuant to this Agreement, (iii) pay all amounts payable pursuant to Section 3.5 of this Agreement, (iv) pay all Indebtedness, liabilities and other obligations of the Company contemplated to be funded by Parent under by this Agreement, and (v) pay all related fees and expenses associated with the Transactions or the Financing Commitment Letters incurred by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates and required to be paid at the Closing by such party.

(e) None of the Guarantors, the Equity Financing Source, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract with any Person (other than a Debt Financing Source) prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction relating to the acquisition of the Company or any of its Subsidiaries.

6.8 Solvency. None of Parent, Merger Sub, any Guarantor or the Equity Financing Source is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) that the representations and warranties set forth in Article V as written are true and correct at and immediately after the Closing and (c) the estimates, projections or forecasts provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub prior to the date hereof (as may have been updated in writing prior to the date hereof) have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after the Closing (it being understood that Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606) shall not affect the reasonableness of the assumptions underlying such estimates, projections or forecasts), then, after giving effect to the consummation of the Transactions (including the Financing being entered into in connection therewith), the Surviving Corporation and its Subsidiaries would be Solvent.

6.9 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered the Limited Guarantee to the Company. As of the date hereof, the Limited Guarantee is in full force and effect and is the legal, valid and binding obligation of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Guarantor under the Limited Guarantee.

6.10 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement to be filed in connection with the Merger and Transactions, or any amendment or supplement thereto, will at the time of the mailing of the Proxy Statement and at the time of the Stockholders Meeting contains nor will it contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

6.11 Non-Reliance.

(a) Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that Parent, Merger Sub and their respective Affiliates and Representatives (i) have received full access to (A) such books and records, facilities, equipment, contracts and other assets of the Company that Parent and Merger Sub and their respective Affiliates and Representatives, as of the date hereof, have requested to review and (B) the electronic data room hosted by the Company in connection with the Transactions, and (ii) have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Merger Sub hereby acknowledge and agree (each for itself and on behalf of its respective Affiliates and Representatives) that, except for the representations and warranties of the Company expressly set forth in this Agreement, (a) none of the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the Transactions, including as to the accuracy or completeness of any such information, and none of Parent, Merger Sub or any of their respective Affiliates or Representatives is relying on any representation or warranty made by the Company or its Representatives except for the representations and warranties of the Company expressly set forth in Article V, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been, and may not be, relied upon by parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company or any of its Subsidiaries (or any other Person), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the Transactions or in connection with presentations by the Company’s management, and the estimates, projections, forecasts other forward-looking information, and business plan and cost-related plan information referred to in paragraph (b) of this Section 6.11, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of the Company set forth in Article V of this Agreement, Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations and financial condition of the Company and its Subsidiaries.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 6.11 in connection with the due diligence investigation of the Company and its Subsidiaries by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will not commence or threaten (and each of them agrees that there shall be no basis for) any Proceeding against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

ARTICLE VII

COVENANTS

7.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as required by a Governmental Entity or applicable Law, its business and the business of its Subsidiaries shall be conducted in all material respects in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ respective present officers, employees and agents, except as otherwise expressly contemplated by this Agreement or as required by a Governmental Entity or applicable Law, provided that no action by the Company with respect to matters permitted by any provision of clauses (i)-(xxii) of Section 7.1(b) below shall be deemed a breach of the obligations under this sentence unless such action would constitute a breach of such other provision.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by a Governmental Entity or applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Parent or (D) set forth in Section 7.1(b) of the Company Disclosure Letter, the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose any change in (x) the Company’s Organizational Documents or (y) any Subsidiary’s Organizational Documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets from any other Person with a fair market value or purchase price in excess of $12.5 million in the aggregate, other than acquisitions pursuant to Material Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries or (B) in respect of outstanding Company Equity Awards in accordance with their terms and, as applicable, the Stock Plans), any Company Equity Award, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrance (other than a Permitted Encumbrance) that is material to the Company on any of its or its Subsidiaries’ assets, rights or properties;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) in excess of $5 million in the aggregate;

(vii) make any loans or advances to, guarantees for the benefit of, or entered into any other material transaction with any Company Employee or Affiliates other than advances for business, travel-related, relocation or other similar expenses in accordance with currently existing Company policy;

(viii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(ix) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations upon the exercise, vesting or settlement of outstanding Company Equity Awards in accordance with their terms and, as applicable, the Stock Plans, or in connection with “net exercise” of outstanding Company Options in accordance with their terms and, as applicable, the Stock Plans;

(x) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred for working capital purposes or otherwise incurred in the Ordinary Course under the Company’s revolving credit facility, (B) Indebtedness for borrowed money not to exceed $10 million in the aggregate, (C) guarantees of Indebtedness of its wholly owned Subsidiaries otherwise incurred in compliance with this Section 7.1; or (D) Indebtedness under the Company’s revolving credit facility or any other credit facility of the Company or any of its Subsidiaries as in effect as of the date of this Agreement to the extent incurred to fund any other action expressly permitted under the other paragraphs of this Section 7.1(b);

(xi) except as set forth in the Company’s capital budget set forth in Section 7.1(b)(xi) of the Company Disclosure Letter, make or authorize any capital expenditures in excess of $5 million in the aggregate during any fiscal quarter (it being understood that any portion of the capital expenditures budget for any fiscal quarter and such $5 million in excess thereof not expended in such fiscal quarter, beginning with the first quarter of the 2018 fiscal year, may be carried forward and, together with any amount otherwise permissible pursuant to this paragraph (x), expended in any future fiscal quarter);

(xii) other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract, other than (A) expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract, or (B) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course;

(xiii) settle or compromise any Proceedings for an amount in excess of $3 million individually or $6 million in the aggregate, net of applicable insurance payments, recoveries or proceeds, or on a basis that would (A) prevent or materially delay consummation of the Merger or the Transactions, or (B) result in the imposition of any term or condition that would materially restrict the future activity or conduct of the Company or its Subsidiaries or a finding or admission of a criminal violation of Law;

(xiv) make any changes with respect to accounting policies or procedures, except as required by GAAP;

(xv) except in the Ordinary Course, (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amended Tax return with respect to any material Tax, (D) enter into any closing agreement with respect to any material Taxes, (E) settle any material Tax claim, audit, assessment or dispute, (F) surrender any right to claim a refund of a material amount of Taxes or (G) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment;

(xvi) transfer, sell, lease, license, divest, cancel, mortgage, pledge, surrender, encumber, abandon or allow to lapse or expire or otherwise dispose of any assets (tangible or intangible), rights, properties, product lines or businesses, in whole or in part, material to it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except for (A) sales of obsolete assets, (B) sales, leases or other dispositions of assets (not including services) with a Fair Value not in excess of $15 million in the aggregate other than pursuant to Material Contracts in effect prior to the date of this Agreement and (C) non-exclusive licenses entered into in the Ordinary Course;

(xvii) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any Company Employee, except, in the case of Company Employees who are not Executive Officers, in the Ordinary Course, (B) increase the compensation or benefits payable to any Company Employee, except for (1) in the case of Company Employees who are not Executive Officers and whose annual base compensation is less than $225,000, increases in the Ordinary Course and (2) the payment of bonuses in the Ordinary Course for completed periods based on actual performance, (C) establish, adopt, amend or terminate any Company Benefit Plan except for amendments to Company Benefit Plans made in the Ordinary Course that do not materially increase the expense of maintaining such plan, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, other than to the extent not required by such Company Benefit Plan, (E) grant any new awards, or amend or modify the terms of any outstanding awards (including, without limitation, any Company Equity Awards), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) forgive any loans or issue any loans to directors, officers or employees of the Company or any of its Subsidiaries (except for loans made in the ordinary course of business consistent with past practice and not in excess of $100,000 individually or $500,000 in the aggregate), (H) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 (other than employees hired to fill open positions existing as of the date of this Agreement or to replace employees whose employment has terminated following the date of this Agreement (provided that if at the time of hiring the overall net increase in employee headcount from the date hereof does not exceed 50, no consent of Parent shall be required to hire employees to fill open positions existing as of the date of this Agreement or to replace employees whose employment has terminated following the date of this Agreement) or (I) terminate the employment of any Executive Officer other than for cause or permanent disability;

(xviii) recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any Company Labor Agreement, in each case, except as required by applicable Law;

(xix) implement or announce any employee layoffs or location closings, in each case other than in the Ordinary Course;

(xx) enter into any Contract which contains a change in control or similar provision that would be triggered in connection with the Merger;

(xxi) other than in the Ordinary Course, amend or modify in any material respect, or extent, renew or terminate any lease, sublease, license or other agreement for the use or occupancy of any real property, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property; or

(xxii) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

7.2 Go-Shop; Acquisition Proposals; Change in Recommendation.

(a) Notwithstanding anything in this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (California Time) on May 24, 2018 (the “Go-Shop Period”), the Company and its Subsidiaries and their Representatives shall have the right, directly or indirectly, to:

(i) initiate, solicit, facilitate, propose, encourage, whether publicly or otherwise, or take any action to facilitate any inquiry or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; and

(iv) otherwise facilitate any effort or attempt to make an Acquisition Proposal,

including by way of providing access to non-public information to any Person pursuant to confidentiality agreements on customary terms no more favorable in any material respect, individually or in the aggregate, to such Person than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit or restrict the making or amendment of an Acquisition Proposal; provided, that (x) the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed the expenses of any such Person in connection with any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may lead to an Acquisition Proposal), in each case, without the prior consent of Parent, (y) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a key competitor of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); and (z) the Company shall promptly (and in any event within 24 hours thereafter) make available to Parent any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives.

(b) Except as expressly permitted by this Section 7.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, except as expressly permitted by this Section 7.2, the Company shall, and shall cause its Subsidiaries and the directors and officers set forth in Section 7.2(b) of the Company Disclosure Letter, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to:

(i) at 12:00 a.m. (California Time) on May 25, 2018 (the “No-Shop Period Start Date”) immediately cease all action permitted by clauses (i) through (iv) of Section 7.2(a) with any Persons that may be ongoing with respect to an Acquisition Proposal; and

(ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, not: (A) initiate, solicit, facilitate, propose, knowingly encourage or knowingly take any action to facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); (C) provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or (E) resolve or agree to do any of the foregoing.

(c) Notwithstanding anything in Section 7.2(b) to the contrary, at any time following the No-Shop Period Start Date and prior to the time, but not after the Requisite Company Vote is obtained, in response to an unsolicited written Acquisition Proposal (if the Company did not materially violate Section 7.2 with respect to such Person) that the Company Board believes in good faith is bona fide, the Company may:

(i) provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or its Representatives or is made available to Parent promptly (and in any event within 24 hours) after such information is made available to such Person and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms no more favorable in any material respect, individually or in the aggregate, to the other party than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit or restrict the making or amendment of an Acquisition Proposal; provided, that (x) the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed the expenses of any such Person in connection with any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may lead to an Acquisition Proposal), in each case, without the prior written consent of Parent and (y) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a key competitor, of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); and

(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that (A) based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) Except as permitted by Section 7.2(e) and Section 7.2(f), the Company Board, including any committee thereof, shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent, (B) fail to include the Company Recommendation in the Proxy Statement, (C) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company Board or the Company indicates that the Company Board has not changed the Company Recommendation or (D) if reasonably requested by in writing by Parent in a timely manner, fail to reaffirm the Company Recommendation within three (3) Business Days prior to the Stockholders Meeting (provided, that the Company Board shall not be required to comply with more than one (1) such request);

(ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(a) or Section 7.2(c) entered into in compliance with Section 7.2(a) or Section 7.2(c)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may (A) effect a Change of Recommendation if (x)(1) a written Acquisition Proposal that the Company Board believes in good faith is bona fide and that did not arise from or in connection with a breach of the obligations set forth in Section 7.2 is received by the Company and is not withdrawn, and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (y) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to take such action in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law or (B) take action to terminate this Agreement pursuant to, and in accordance with, Section 9.4(a) to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal if the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation in response to a Superior Proposal or Intervening Event or action to terminate this Agreement pursuant to Section 9.4(a) may not be made (i) unless the Company shall have complied in all material respects with its obligations under this Section 7.2(e) and (ii) unless and until the Company has given Parent written notice of such action five (5) Business Days in advance (an “Initial Notice”), setting forth in writing that the Company Board intends to consider whether to take such action and (I) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and (II) in the case of an Intervening Event, a reasonable description of such Intervening Event (it being agreed that, in each case, neither the delivery of such notice by the Company nor any public announcement thereof that the Company determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation). After giving such Initial Notice and prior to effecting such Change of Recommendation or taking such action to terminate the Agreement pursuant to Section 9.4(a), the Company shall, and shall instruct its legal and financial advisors to, negotiate in good faith with Parent and its Representatives throughout such five (5) Business Day period (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 9.4(a). At the end of the five (5) Business Day period, prior to taking action to effect a Change of Recommendation or taking action to terminate the Agreement pursuant to Section 9.4(a), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the Initial Notice, and shall have determined in good faith that (i) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (ii) in the case of an Intervening Event, the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(e) except that the obligation to give advance written notice (a “Change Notice”) with respect thereto as set forth in this Section 7.2(e) shall be reduced to three (3) Business Days.

(f) Nothing contained in this Section 7.2 shall be deemed to prohibit the Company or any of its Subsidiaries, or any of their respective boards of directors or any committee thereof, from complying with its disclosure obligations under any Laws, including U.S. federal or state law, with regard to an Acquisition Proposal; provided, however, that (i) if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and (ii) in no event shall the Company effect, or agree or resolve to effect, a Change of Recommendation other than in compliance with this Section 7.2.

(g) The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement; provided, that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may waive any such standstill provision to the extent necessary to permit a third party to make an Acquisition Proposal.

(h) On or before the thirty-fifth (35th) day of the Go-Shop Period and within 24 hours following the end of the Go-Shop Period, the Company shall notify Parent of the material terms and conditions of any proposal or offer regarding an Acquisition Proposal (including any amendments or modifications thereof) theretofore received during the Go-Shop Period (which shall include an copy of such proposal or offer (which copy may be redacted to omit the identity of the Person making such proposal or offer; provided that, if requested by Parent, an unredacted copy shall be provided to Parent promptly following the expiration of the Go-Shop Period) and a summary of any financing material related thereto (if any)). The Company shall promptly (and, in any event, within twenty-four (24) hours) give written notice to Parent if, following the expiration of the Go-Shop Period, (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice the name of such Person or group and the material terms and conditions of any proposals or offers (including, if applicable, unredacted copies of any written requests, proposals or offers, including proposed agreements, or where no such copies are available, a reasonably detailed written description thereof) and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within twenty-four (24) hours), of the status and material terms of any such proposals, or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(i) The Company agrees that any material breach of this Section 7.2 by any of its directors, officers named in the definition of “Knowledge”, Qatalyst Partners LP or Sullivan & Cromwell LLP (collectively, the “Specified Representatives”) shall be deemed to be a breach of this Agreement by the Company.

7.3 Proxy Filing; Information Supplied.

(a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event within twenty (20) Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives, on the one hand, and the SEC, on the other, with respect to the Proxy Statement. The Company and Parent shall each use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be filed and mailed as promptly as possible (and in any event, no later than three (3) Business Days following the later of (i) ten (10) days after the filing of the preliminary Proxy Statement if the SEC has confirmed to the Company during such ten (10)-day period that it will not be reviewing the Proxy Statement (provided that the Company will contact the SEC on the 10th day to confirm no review) and (ii) the date the SEC staff advises that it has no further comments thereon or that pursuant to the Exchange Act the Company may commence mailing the Proxy Statement). The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement. The Company and Parent each agree, as to itself and its respective Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company shall provide Parent’s legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and any other documents related to the Stockholders Meeting prior to filing of the Proxy Statement and any other such documents, including any amendment thereto, with the applicable Governmental Entity and mailing such documents to the stockholders of the Company. The Company will consider in good faith for inclusion in the Proxy Statement and such other documents related to the Stockholders Meeting all comments reasonably and promptly proposed by Parent or its legal counsel, and the Company agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably.

7.4 Stockholders Meeting.

(a) Subject to Section 7.2 of this Agreement, the Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Stockholders Meeting as promptly as reasonably practicable after the execution of this Agreement, and in any event no later than thirty (30) days after the filing of the definitive Proxy Statement (but in no event shall such meeting be required to be held prior to five (5) Business Days following the expiration of the Go-Shop Period), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting except (A) if there are not holders of a sufficient number of shares of Company Common Stock present or represented by proxy at the Stockholders Meeting to constitute a quorum at the Stockholders Meeting, (B) if the Company is required to postpone or adjourn the Stockholders Meeting by applicable Law, order of Governmental Entity or a request from the SEC or its staff or (C) if there has been a Change of Recommendation and the Company Board (or any committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Stockholders Meeting in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has disseminated or otherwise made available to such stockholders, in which case the Company may postpone or adjourn the Stockholders Meeting one (1) time, but only for such period as the Company Board (or such committee) has determined in good faith (after consultation with outside legal counsel) is necessary or appropriate to give the stockholders of the Company sufficient time to evaluate such information or disclosure, which in any event shall not exceed five (5) Business Days. Subject to Section 7.2 of this Agreement, the Company Board shall recommend such adoption and shall take all lawful action to solicit such adoption. In the event that subsequent to the date of this Agreement, the Company Board makes a Change of Recommendation, the Company nevertheless shall continue to submit this Agreement to the stockholders of the Company for approval at the Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Once the Company has established a record date for the Stockholders Meeting, the Company will not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) The Company agrees to (i) provide Parent, on a timely basis, with the daily written voting reports it receives concerning proxy solicitation results for each of the ten (10) Business Days prior to the Stockholders Meeting and (ii) to use its reasonable efforts to give written notice to Parent one (1) Business Day prior to the Stockholders Meeting and on the day of, but prior to, the Stockholders Meeting of the status of the Requisite Company Vote.

7.5 Approval of Sole Stockholder of Merger Sub; Obligations of Merger Sub.

(a) Immediately following execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

(b) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

7.6 Cooperation; Efforts to Consummate.

(a) On the terms and subject to the conditions of this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries, and with respect to Parent, the Equity Financing Source and its other Affiliates, to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including (i) by filing no later than ten (10) Business Days after the date of this Agreement, the notification and report form required under the HSR Act, and (ii) by filing no later than May 11, 2018 all other notifications (or, where customary, draft notifications to be followed in the ordinary course by formal notifications) required under the Antitrust Laws of the other jurisdictions listed in Section 8.1(b) of the Company Disclosure Letter, and in each case requesting, where applicable, early termination of the waiting periods with respect to the Merger) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions. Nothing in this Agreement shall require or be construed to require the Company or its Subsidiaries to proffer to, or agree to, incur any liabilities or any sale, divestiture, license, disposition or holding separate of, or any termination, prohibition, limitation, restriction or other action with respect to existing relationships, contracts, assets, product lines or businesses or interests therein of the Company or any of its Subsidiaries unless the effectiveness of such action is conditioned upon the Closing.

(b) Subject to applicable Law relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, and with respect to Parent, its other Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any meeting or substantive correspondence or telephone discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, unless prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Notwithstanding the foregoing or anything to the contrary in this Agreement, Parent shall be primarily responsible for directing the process by which the parties seek to avoid or eliminate impediments under any applicable antitrust or competition Laws in the United States and shall take the lead in and control all discussions, negotiations and other communications with Governmental Antitrust Entities, subject to good faith consultations with the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Merger, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other Transactions.

(d) Without limiting the generality of the undertakings pursuant to this Section 7.6, but on the terms and subject to the conditions set forth in this Agreement, each of the Company (in the case of clause (i) below) and Parent (in the case of clauses (i), (ii) and (iii) below) agree to take or cause to be taken the following actions:

(i) promptly provide to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii) promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including the defense through litigation on the merits of any claim asserted in any court, agency or other Proceeding by any Person seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent, either of their respective Subsidiaries or, with respect to Parent, its other Affiliates (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto) if such action should be reasonably necessary, proper or advisable so as to permit the consummation of the Transactions as promptly as practicable (it being understood that, no such action will be binding on the Company, Parent or any of their respective Affiliates unless it is contingent upon the occurrence of the Closing); and

(iii) promptly use its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any Proceeding, review or inquiry of any kind that would make consummation of the Merger or the other Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other Transactions, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the other steps contemplated hereby) as may be necessary or appropriate to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(e) Without limiting the generality of the undertakings pursuant to this Section 7.6, but on the terms and subject to the conditions set forth in this Agreement, each of the Company (in the case of clause (i) below) and Parent (in the case of clauses (i), (ii), (iii) and (iv) below) agree to take or cause to be taken the following actions:

(i) promptly provide to BaFin and the FFSA all information and documents as required by applicable Laws, or as requested by BaFin or the German Federal Reserve (Bundesbank) or the FFSA or that are necessary, proper or advisable in regards to the regulatory status of the Company and its Subsidiaries, all of which information shall be accurate, complete and in compliance with applicable Law;

(ii) file promptly and within the deadlines set by applicable Laws, and in any event substantially simultaneous with the execution of this Agreement, a notification of intent to purchase an indirect significant stake in InterCard AG pursuant to Section 14 para. 1 of the German Payment Services Act (Zahlungsdiensteaufsichtsgesetz) in connection with Section 2c of the German Banking Act (Kreditwesengesetz) with BaFin and the German Federal Reserve (Bundesbank);

(iii) file promptly and within the deadlines set by applicable Laws, a notification of intent to purchase an indirect significant stake in Verifone Finland Oy pursuant to Section 21c of the Finnish Act on Payment Institutions (Maksulaitoslaki); and

(iv) other than as would result in a Burdensome Condition, use reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any Law relating to any consent, approval, no-action letter or authorization by BaFin and/or the FFSA to enable the parties hereto to consummate the Merger and the other Transactions as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate arrangements or orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant hereto, and entering into such other arrangements, as are necessary in order to avoid or eliminate each and every impediment under any Law relating to any consent, approval, no-action letter or authorization by BaFin and/or the FFSA to enable the parties hereto to consummate the Merger and the other Transactions and to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or Proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions; provided, that any such sale, divestiture, license or other disposition referred to above may be conditioned upon any necessary consent, approval or authorization by BaFin and/or the FFSA of consummation of the Merger and the other Transactions or confirmation that such sale, divestiture, license or other disposition renders BaFin and/or FFSA approval unnecessary; provided further that, in the event (A) Parent fails in a timely manner to take any actions required to be taken under this Section 7.6(e)(iv) to avoid or eliminate each and every impediment under any Law relating to any consent, approval, no-action letter or authorization by BaFin and/or the FFSA to enable the parties hereto to consummate the Merger and the other Transactions, or (B) the Company shall determine in good faith that it would be most expeditious to avoid or eliminate each and every such impediment for the Company, rather than the Parent, to take action, the Company may, notwithstanding anything to the contrary contained in Section 7.1 or elsewhere in this Agreement, take any and all such actions described in this Section 7.6(e)(iv) to avoid or eliminate any such impediment to enable the Parties to consummate the Merger and the other Transactions so long as such actions shall not result in a Burdensome Condition; provided further that, beginning the earlier of (i) fifteen (15) days following the receipt of all Requisite Regulatory Approvals other than the approval of the FFSA and (ii) the sixtieth (60th) day prior to the date that would otherwise be the Outside Date (after giving effect to two (2) extensions thereof pursuant to Section 9.2(a)), the steps required or permitted to be taken under this Section 7.6(e) to obtain the approval of the FFSA may result in a Burdensome Condition.

(v) Notwithstanding anything to the contrary contained in this Section 7.6, Parent shall not be obligated to share any confidential or personally identifiable information with the Company in connection with any filing made under this Section 7.6(e), including by virtue of the Company attending any meeting or phone call with BaFin or FFSA, provided that such information may be shared with Sullivan & Cromwell LLP as the Company’s legal advisor, one German counsel appointed by the Company (in the case of the BaFin filing) and one Finnish counsel appointed by the Company (in the case of the FFSA filing), in all circumstances for attorneys’ eyes only and not to be shared with the Company or any of its Subsidiaries. Further, the Company or such counsel shall be afforded prior review of materials to be submitted, or given the opportunity to participate in calls or meetings with BaFin and FFSA, only to the extent practicable; provided that Parent will provide such materials, or a summary of the content of such calls or meetings, to the Company or such counsel as soon as practicable.

7.7 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions.

7.8 Information; Access and Reports.

(a) Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions. From the date of this Agreement until the earlier of termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the offices, properties, employees, books and records of the Company and its Subsidiaries and (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as Parent may reasonably request, provided that, in each case, the Company shall not be required to permit any inspection, or disclose any document or information, that would, in the reasonable judgment of the Company, (A) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in compliance with Section 7.1), (B) result in a violation of applicable Law, including any fiduciary duty, (C) waive the protection of any attorney-client privilege or (D) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of liability. In the event that the Company objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (i) through (iii), the Company shall inform the Parent as to the general nature of what is being withheld and the Company and Parent shall cooperate in good faith to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection. Notwithstanding anything to the contrary in this Section 7.8 or elsewhere in this Agreement, neither Parent nor any of its Representatives will be permitted to collect or analyze any environmental samples or perform any invasive environmental investigation of the type commonly referred to as a “Phase II” environmental investigation with respect to any property of the Company or any of its Subsidiaries pursuant to the access provisions of this Section 7.8. No information or knowledge obtained in any investigation pursuant to this Section 7.8 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. All information made available or disclosed pursuant to this Section 7.8 shall be subject to the terms of the Confidentiality Agreement.

(b) To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. It is the intention of the Parties that all such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(c) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement.

7.9 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or (ii) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto. Notwithstanding anything to the contrary in this Section 7.9, each of the Parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company.

7.10 Employee Benefits.

(a) Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or if earlier, the date of the Continuing Employee’s termination of employment with the Company or the applicable Subsidiary), be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash incentive opportunities (excluding equity-based compensation) that are no less favorable than the target annual cash incentive opportunities (excluding equity-based compensation) provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (other than defined benefit pension, deferred compensation, severance, equity based, post-termination or retiree welfare benefits) that are substantially comparable in the aggregate, to those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time (other than defined benefit pension, deferred compensation, severance, equity based, post-termination or retiree welfare benefits), and (iv) severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by an agreement with a works council or like organization.

(b) The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain the existing Company Benefit Plans that are health and welfare or retirement benefit plans or cause Continuing Employees to become eligible to participate in comparable benefit plans that are not Company Benefit Plans (“New Plans”), in each case in accordance with Sections 7.10(a) and 7.10(c). With respect to any New Plans, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any New Plans providing health benefits in the plan year in which the Effective Time occurs to be waived with respect to the Continuing Employees and their eligible dependents to the extent waived or satisfied under the analogous Company Benefit Plan, (ii) in the plan year in which the Effective Time occurs give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made under the Company Benefit Plans, and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual (for purposes of vacation benefits only) and eligibility to participate under each applicable New Plan, as if such service had been performed with the Surviving Corporation, Parent or their relevant Affiliate, to the extent such service was credited for the same purpose under the analogous Company Benefit Plan, as applicable, except for benefit accrual under defined benefit pension plans or any purpose under any equity-based plan or arrangement entered into after the Closing Date other than the Replacement Deferred Cash Awards or to the extent it would result in a duplication of benefits or compensation.

(c) Parent shall cause the Surviving Corporation to honor and assume all employee benefit obligations to current and former employees under the Company Benefit Plans set forth on Section 7.10(c) of the Company Disclosure Letter. The Parties agree that the consummation of the Transactions and the occurrence of the Effective Time shall constitute a “change in control”, “change of control” or any term of similar import for purposes of the Company Benefit Plans.

(d) Prior to the Effective Time, the Company Compensation Committee shall in its discretion determine allocations in respect of the Company’s annual incentive cash bonus plans for the 2018 performance year (the “2018 Annual Bonus Plan”) among participants of such plan based on “target” achievement of all performance goals. Following the Effective Time, Parent shall (or shall cause the Surviving Corporation to) cause such bonuses under the 2018 Bonus Plans to be paid in accordance with the Company Compensation Committee’s determinations. Such payments shall be made in a manner consistent with the Company’s historical timing for making bonus payments under its annual bonus plans, but no later than December 31, 2018. Payment of bonuses earned under the 2018 Bonus Plans in accordance with this Section 7.10(d) shall be conditioned upon each applicable Continuing Employee’s continued employment with the Company or one of its Subsidiaries through the payment date; provided, that if a Continuing Employee undergoes a Qualifying Termination between the Effective Time and such payment date, such Continuing Employee shall be paid his or her bonus under the 2018 Annual Bonus Plan in accordance with the terms of this Section 7.10(d). “Qualifying Termination” has the meaning set forth in Section 7.10(d) of the Company Disclosure Letter.

(e) Nothing contained in this Agreement is intended to (i) be treated as an establishment, modification or amendment of any particular Company Benefit Plan or any other benefit or compensation plan, program, policy, practice, agreement or arrangement, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit or compensation plans, programs, policies, practices, agreements or arrangements or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from modifying or terminating (for any or no reason) the employment or service, or any particular term or condition of employment or service, of any Continuing Employee or any other Person or (iv) create any rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain, or to create any rights or remedies (including any third-party beneficiary rights, other than as set forth in Section 7.12) in any Person for any purpose.

(f) To the extent reasonably practicable, prior to making any broad-based written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Merger or the other transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

7.11 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

7.12 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of the Company, in each case, when acting in such capacity or in serving as a director, officer, member, trustee, Representative or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or for the benefit of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted to do so under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking in customary form to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies (providing only for the Side A coverage where the existing policies also include Side B coverage for the Company) for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual premium of the D&O Insurance during the Tail Period exceed 300 percent of the last annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 7.12.

(e) The rights of the Indemnified Parties under this Section 7.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 7.12 is not prior to or in substitution of any such claims under such policies).

(f) This Section 7.12 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 7.12.

7.13 Financing and Financing Cooperation.

(a) No Amendments to Financing Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not (without the prior written consent of the Company) permit any amendment or modification (including an amendment or modification effected by way of side letter) to be made to, or any waiver of any provision or remedy pursuant to, the Financing Commitment Letters if such amendment, modification or waiver would or could reasonably be expected to, (i) reduce either the aggregate amount of or the net proceeds to Parent from the Debt Financing (unless the Equity Financing is increased by an equivalent amount or the representations in Section 6.7(d) (as though made at the time of the effectuation of such amendment, modification, supplement or replacement) shall remain true and correct after taking into account such reduction) or reduce the aggregate amount of the Equity Financing, (ii) impose new or additional conditions precedent (except in connection with any “flex” provisions contained in the Debt Commitment Letter made available to the Company as of the date of this Agreement) to the funding of the Financing, in a manner that would, or could reasonably be expected to (A) delay or prevent the consummation of the Merger, or (B) make the timely funding of the Financing less likely to occur in any respect, or (iii) adversely impact the ability of Parent, Merger Sub or the Company (solely with respect to the Equity Commitment Letter), to enforce its rights against the other parties to the Financing Commitment Letters or the definitive agreements with respect thereto (provided that, each of Parent and Merger Sub may, without the prior written consent of the Company, amend or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this

Agreement). In addition to the foregoing, Parent shall not release or consent to the termination of the Debt Commitment Letters or of any individual lender under the Debt Commitment Letters, except for (x) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing under the Debt Commitment Letters, or (y) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 7.13(c).

(b) Equity Financing. Parent shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain the Equity Financing, including by (i) maintaining in effect the Equity Commitment Letter, (ii) complying with its obligations under the Equity Commitment Letter, (iii) satisfying on a timely basis all conditions applicable to Parent or Merger Sub in such Equity Commitment Letter that are within its control, if any, (iv) enforcing its rights under the Equity Commitment Letter, including through the initiation of legal proceedings against the Equity Financing Source if and to the extent necessary to obtain the Equity Financing contemplated thereby and (v) consummating the Equity Financing at or prior to Closing, including by causing the Equity Financing Source to fund the Equity Financing at the Closing, in each case in accordance with the terms of this Agreement and the Equity Commitment Letter.

(c) Debt Financing and Alternative Debt Financing. Parent shall use (or cause Merger Sub to use) its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby as promptly as reasonably practicable on the terms and conditions (including, to the extent required, the full exercise of any flex provisions) set forth in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, subject to modifications not prohibited hereunder, (ii) comply with its obligations under the Debt Commitment Letter, (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter, subject to modifications not prohibited hereunder, (iv) satisfy on a timely basis (or obtain a waiver to) all conditions to funding that are applicable to Parent and Merger Sub in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter, (v) enforce its rights pursuant to the Debt Commitment Letter, and (vi) consummate the Debt Financing at or prior to the Closing, including by using its reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing at the Closing. Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter, Parent shall use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources on terms and conditions not less favorable in the aggregate to Parent and Merger Sub than those set forth in the Debt Commitment Letter and in an amount sufficient, when taken together with the Equity Financing and the available portion of the Debt Financing, to consummate the Transactions, as the case may be (the “Alternative Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternative Debt Financing (such new financing commitment letters, together with any related fee letters, exhibits, schedules, annexes, supplements, term sheets and other agreements, the “New Debt Commitment Letters”), which New Debt Commitment Letters will replace the existing Debt Commitment Letter in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (except that the fee amounts, pricing caps, other economic terms and “market flex” provisions contained in any fee letters may be redacted so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Alternative Debt Financing). In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Commitment Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect, and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing.

(d) Information. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing and shall provide the Company with copies of all executed definitive agreements and all exhibits thereto related to the Financing if requested. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly notify the Company (i) of any material breach or default by any party to the Financing Commitment Letters or definitive agreements related to the Financing of which Parent has Knowledge, (ii) of the receipt by Parent or Merger Sub of any written notice or communication from the Equity Financing Source or any Debt Financing Source with respect to any breach, default, termination or repudiation by any party to a Financing Commitment Letter or any definitive agreement related to the Financing of any provisions of such Financing Commitment Letter or such definitive agreement and (iii) if for any reason, Parent or Merger Sub at any time believes it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment Letters or any definitive agreements related to the Financing; provided, however, that in no event will Parent be under any obligation to disclose any information pursuant to the preceding clauses (i), (ii) or (iii) that is subject to attorney-client or similar privilege; provided, further, that Parent shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information in a manner that would not risk waiver of such privilege.

(e) Financing Cooperation.

(i) Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use reasonable best efforts to cause its Representatives, including legal and accounting, to provide (in each case at Parent’s sole expense) all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Debt Financing, including, but not limited to using reasonable best efforts to, (i) assist in preparation for and participate (and use commercially reasonable efforts to cause senior management to participate) in a reasonable number of meetings (but no more than two (2) in person “bank meetings” and additional telephonic meetings at reasonably agreed times), due diligence sessions, drafting sessions, road shows, and presentations with prospective lenders and rating agencies, and otherwise using commercially reasonable efforts to cooperate with the marketing efforts for the Debt Financing, (ii) assist with the timely preparation of customary materials for bank information memoranda and ratings agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), and similar documents required to be delivered in connection with the Debt Commitment Letter as in effect on the date hereof (including executing a customary authorization letter to the extent required by the Debt Commitment Letter as in effect on the date hereof authorizing the distribution of information about the Company and its Subsidiaries to prospective lenders), (iii) furnish Parent with the historical financial statements of the Company identified in paragraph 6 of Exhibit C of the Debt Commitment Letter as in effect on the date hereof (subject to the immediately following proviso, the “Required Financial Information”), (iv) provide Parent and Merger Sub with information reasonably necessary to complete customary perfection certificates and other customary loan documents as may be required in connection with the Debt Financing as may be reasonably requested by Parent or the Merger Sub, (v) assist Parent in delivering original stock certificates, if any, and original stock powers (or, if any, similar documents for limited liability companies) to the extent required on or prior to the Closing Date by the Debt Commitment Letter as in effect on the date hereof (including assisting in obtaining copies thereof prior to the Closing Date) and assist Parent in obtaining insurance certificates from the insurance policy underwriters of the Company and its Subsidiaries to the extent required on or prior to the Closing Date by the Debt Commitment Letter as in effect on the date hereof, and (vi) take reasonable corporate actions, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; provided, that the Company shall not be required to provide, or cause its Subsidiaries or Representatives to provide, cooperation under this Section 7.13(e) that: (A) unreasonably interferes with the ongoing business of the Company or its Subsidiaries; (B) causes any covenant, representation or warranty in this Agreement to be breached; (C) causes any condition set forth in Article VIII to fail to be satisfied or otherwise causes the breach of this Agreement; (D) requires the Company or its Subsidiaries, prior to the Closing, to pay any commitment or other similar fee or incur or become subject to any other liability or obligation in connection with the Debt Financing which is not otherwise funded or promptly reimbursed by Parent; (E) requires the Company and its Subsidiaries or their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing and the directors and managers of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained; (F) requires the Company or its Subsidiaries to take any action in violation or conflict with any of the Company’s or its Subsidiaries’ respective Organizational Documents or applicable Law (G) requires the delivery of opinions of external or internal counsel; (H) requires the Company or its Subsidiaries to provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; and (I) requires the Company or its Subsidiaries to waive or amend any terms of this Agreement or any other Contract to which the Company or its Subsidiaries is a party. So long as requested by Parent at least ten (10) days prior to the Closing Date, the Company will, and will cause each of its Subsidiaries to, furnish Parent and the Merger Sub promptly, and in any event at least two (2) Business Days prior to the Closing Date, all documentation and other information with respect to the Company and its Subsidiaries that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act. The Company hereby consents to the use of its and its Subsidiaries’ trademarks, service marks or logos in connection with the Debt Financing; provided, that such trademarks, service marks or logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights. At least one (1) Business Day prior to the anticipated Closing Date, the Company will deliver to Parent a customary payoff letter or letters executed by the lenders of the Credit Agreement, which letter will set forth (a) the total amount required to be paid at the Effective Time to satisfy in full the repayment of all Indebtedness outstanding under the Credit Agreement and, if any, all prepayment penalties, premiums and breakage costs that become payable upon such repayment and any other fees or expenses outstanding thereunder (the “Payoff Amount“), (b) the lenders’ obligation to release all liens and other security securing the Credit Agreement in due course and at Parent’s expense after receiving the Payoff Amount, and (c) wire transfer instructions for paying the Payoff Amount. Notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs and shall be derived exclusively from the authority of, and shall only be taken by, the board of directors of the Company and its Subsidiaries or other governing body of the Company and its Subsidiaries as constituted after giving effect to the Closing.

(ii) Upon the Company’s request, Parent will reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company or any of its Subsidiaries in connection with this Section 7.13. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for any Liabilities incurred by any of them in connection with any action taken by them pursuant to this Section 7.13 (other than arising from fraud or intentional misrepresentation on the part of the Company or its Subsidiaries or Representatives), whether or not the Merger is consummated or this Agreement is terminated in accordance with Article IX. Parent and Merger Sub acknowledge and agree that Section 7.13 shall not create any independent conditions to Closing.

7.14 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.15 Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time and subject to applicable Law, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.16 Transaction Litigation. Prior to the Effective Time, in the event that any stockholder litigation related to this Agreement or the Transactions is brought or, to the Knowledge of the Company, threatened in writing against the Company or any members of the Company Board (other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.7) (“Transaction Litigation”), the Company shall as promptly as reasonably practicable notify Parent of such Transaction Litigation, including by providing copies of all pleadings with respect thereto. Thereafter, the Company shall keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. For purposes of this Section 7.16, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent will not be afforded any decision making power or other authority over such Transaction Litigation; provided, that no settlement shall be offered or entered into with respect to any Transaction Litigation without the consent of Parent (not to be unreasonably withheld, conditioned or delayed).

7.17 Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the termination by the Surviving Corporation of the listing of the Company Common Stock on the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.18 Notice of Certain Events. Prior to the Closing Date, the Company and Parent shall, as promptly as reasonably practicable, notify the other in writing of:

(a) any notice or other communication received from any Person alleging that the consent, approval, permission or waiver from such Person is or may be required in connection with the Merger;

(b) any notice or other communication received from any Governmental Entity in connection with the Transactions; and

(c) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger or the other Transactions to be unsatisfied at the Effective Time, including the failure of any representation or warranty contained in this Agreement to be true or accurate at or prior to the Closing that would reasonably be expected to give rise to the failure of any of the conditions set forth in Section 8.2 or 8.3, as applicable, to be satisfied.

provided, however, that no failure to give such notification shall separately constitute a failure of any condition in Article VIII or a basis to terminate this Agreement unless the underlying fact, event or circumstance would independently result in such failure or provide such basis, and no notification given by any party pursuant to this Section 7.18 shall (A) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (B) otherwise prejudice in any way the rights and remedies contained in this Agreement, (C) be deemed to affect or modify Parent’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement or (D) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company. All information provided pursuant to this Section 7.18 shall be governed by the terms of the Confidentiality Agreement.

7.19 Works Councils. The Company and its Subsidiaries shall use commercially reasonable efforts to comply in all material respects with all notification, consultation and other processes, including with respect to any works council, economic committee, union or similar body, that are necessary to effectuate the Transactions. Parent shall take all steps reasonably required for the Company and its Subsidiaries to comply with such processes.

7.20 Resignations. At the written request of Parent, the Company shall use its commercially reasonable efforts to cause each director of the Company or any director of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time. The director resignations contemplated by this Section 7.20 shall constitute a termination without cause following a change in control under the Company’s Director Deferred Compensation Plan and related RSU Awards.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Requisite Company Vote in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) the authorizations, consents, orders, approvals, filings and declarations listed in Section 8.1(b) of the Company Disclosure Letter shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”), and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.

(c) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions (other than any Governmental Order of the FFSA).

8.2 Conditions to Obligation of Parent and Merger Sub. The respective obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.2(a) [Capital Structure of the Company] (except for any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $3,000,000) and the first sentence of Section 5.6 [Absence of Certain Changes] shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) , (ii) Each of the representations and warranties of the Company set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.3 [Corporate Authority; Approval and Fairness], Section 5.11 [Takeover Statutes] and Section 5.20 [Brokers and Finders] shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, an Effect that would prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Company Board and Parent.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or Parent, if:

(a) the Merger shall not have been consummated by 5:00 p.m., (California Time) on October 9, 2018 (the “Outside Date”); provided, however, that if the conditions to the Closing set forth in Section 8.1(b) [Regulatory Approvals] have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Outside Date may be extended by either Party (provided that such Party has complied in all material respects with its obligations under Section 7.6) no more than two (2) times, each for a period of three (3) months, and such date, as so extended, shall be the “Outside Date”;

(b) the Requisite Company Vote shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (a “Final Order”);

provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any Party that has breached any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; and provided, further, that the right to terminate this Agreement pursuant to Section 9.2(c) shall not be available in connection with a Final Order relating to the matters set forth in Section 9.2(c) of the Company Disclosure Letter.

9.3 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a) prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have made a Change of Recommendation or (ii) the Company shall have materially breached Section 7.2; or

(b) if at any time prior to the Effective Time, there has been a breach or failure to perform by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Company shall have become untrue after the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company and (ii) the Outside Date); provided that Parent may not terminate this Agreement pursuant to this Section 9.3(b) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied.

9.4 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company Board:

(a) prior to the time the Requisite Company Vote is obtained, if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of Section 7.2(e), and the Company, prior to or concurrently with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.5;

(b) if at any time prior to the Effective Time, there has been a breach or failure to perform by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue after the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by the Company to Parent and (ii) the Outside Date), provided that the Company Board may not terminate this Agreement pursuant to this 9.4(b) if the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement such that any of the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied; or

(c) (i) if all the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger on the date required pursuant to Section 2.2, (iii) the Company has irrevocably notified Parent in writing that the Company is ready, willing and able to consummate the Merger and has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 9.4(c) and the intended termination date if Parent and Merger Sub fail to consummate the Merger, and (iv) Parent and Merger Sub fail to consummate the Merger on the later of the expiration of such three (3) Business Day period and the date set forth in the foregoing notice.

9.5 Effect of Termination and Abandonment.

(a) Any proper termination of this Agreement pursuant to this Article IX shall be effective immediately upon the delivery of written notice of such termination by the terminating Party to the other Party. Except to the extent provided in Section 9.5(b) and Section 9.5(c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 9.5 and the provisions set forth, or referred to, in the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) (x) by either the Company or Parent pursuant to Section 9.2(a) [Outside Date], by either the Company or Parent pursuant to Section 9.2(b) [Requisite Company Vote Not Obtained], or by Parent pursuant to Section 9.3(b) [Company Breach], and (y) in the case of termination pursuant to Section 9.2(a) [Outside Date], the Parent Termination Fee is not payable pursuant to Section 9.5(c)(ii),

(A) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries and publicly announced or made publicly to the stockholders of the Company or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification prior to (1) the date of termination, with respect to any termination pursuant to Section 9.2(a) [Outside Date], or (2) the date of the Stockholders Meeting, with respect to termination pursuant to pursuant to Section 9.2(b) [Requisite Company Vote Not Obtained]), and, in each case,

(B) within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for purposes of this Section 9.5(b)(i)), then immediately prior to or concurrently with the entry into such Alternative Acquisition Agreement; provided, that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the stockholders of the Company or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates,

(ii) by Parent pursuant to Section 9.3(a) [Company Change of Recommendation], then promptly, but in no event later than one (1) Business Day after the date of such termination,

(iii) by the Company pursuant to Section 9.4(a) [Company Fiduciary Out for Superior Proposal], then immediately prior to or concurrently with such termination, or

(iv) by the Company pursuant to Section 9.2(b) [Requisite Company Vote Not Obtained] and, on or prior to the date of the Stockholders Meeting, any event giving rise to Parent’s right to terminate pursuant to Section 9.3(a) [Company Change of Recommendation] shall have occurred, then immediately prior to or concurrently with such termination, the Company shall pay the Company Termination Fee to Parent, in each case by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated (i) by the Company pursuant to Section 9.4(b) [Parent or Merger Sub Breach] or Section 9.4(c) [Parent or Merger Sub Failure to Close], or (ii) pursuant to Section 9.2(a) [Outside Date], if, in the case of this clause (ii) at the time of termination the Company would have been entitled to terminate this Agreement pursuant to Section 9.4(b), then promptly, but in no event later than two (2) Business Days after the date of such termination, Parent shall pay the Parent Termination Fee to the Company by wire transfer of immediately available cash funds. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) (i) The Parties hereby acknowledge and agree that the agreements contained in this Section 9.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that (A) in the event that the Company Termination Fee or the Parent Expenses becomes payable by, and is paid by, the Company and accepted by Parent pursuant to Section 9.5(b) or Section 9.6, as applicable, the Company Termination Fee or the Parent Expenses (in the event that the Company Termination Fee does not become payable pursuant to Section 9.5(b)(i)), as applicable, shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages pursuant to this Agreement and (B) in the event that the Parent Termination Fee becomes payable by, and is paid by, Parent and accepted by the Company pursuant to Section 9.5(c), such fee shall be the Company’s sole and exclusive remedy for monetary damages pursuant to this Agreement.

(ii) If the Company fails to promptly pay the amounts due pursuant to Section 9.5(b) or Section 9.6, or Parent fails to promptly pay the amount due pursuant to Section 9.5(c), and, in order to obtain such payment, the other party commences a suit against the Party obligated to make such payment (the “Payor”) that results in a judgment against the Payor, the Payor shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the U.S. prime rate as shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment; provided, that such amounts shall not exceed collectively $3,000,000.

(iii) The Company expressly acknowledges and agrees that: (i) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Parent Termination Fee pursuant to Section 9.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement, the Merger or the other Transactions (including any breach of this Agreement), the termination of this Agreement, the failure to consummate the Merger or the other Transactions, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and (ii) in no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of an amount equal to the Parent Termination Fee (plus, in the case the Parent Termination Fee is not timely paid, the amounts described in Section 9.5(d)(ii)) against Parent, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, employees, Affiliates, agents, other Representatives or the Debt Financing Sources or any of their respective assets; provided, however, that this Section 9.5(d)(iii) shall not limit the right of the Company to specific performance of this Agreement pursuant to Section 10.6 prior to the termination of this Agreement in accordance with its terms.

9.6 Expenses. If a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries and publicly announced or made publicly to the stockholders of the Company or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification prior to the date of termination) and this Agreement is terminated by Parent pursuant to Section 9.3(b), then, in each such case, the Company shall pay to Parent (or its designee(s)) all reasonable and documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent, Merger Sub, the guarantors or their respective Affiliates, and all out-of-pocket fees and expenses of Debt Financing Sources for which Parent, Merger Sub, the Guarantors or their Affiliates may be responsible) actually incurred by Parent, Merger Sub, the Guarantors or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, which amount shall not be greater than $4,000,000 (the “Parent Expenses”), by wire transfer of immediately available funds within two (2) Business Days of such termination to an account designated by Parent; provided, that any Parent Expenses paid by the Company to Parent pursuant to this Section 9.6 shall be credited against, and shall thereby reduce, any Company Termination Fee that may be required to be paid by the Company to Parent pursuant to Section 9.5(b)(i). For the avoidance of doubt, in no event shall the Company be required to pay Parent the Parent Expenses on more than one occasion.

9.7 Payments; Non Recourse Parties.

(a) Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under this Agreement, the Limited Guarantee or the Common Equity Commitment Letters exceed an amount equal to the sum of (i) the Parent Termination Fee and (ii) the amounts described in Section 9.5(d)(ii), which amounts shall not exceed collectively $3,000,000, for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company or any of its Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (i) Parent, Merger Sub or Guarantor; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, advisors, attorneys, Debt Financing Sources, Affiliates (other than Parent, Merger Sub or Guarantor), members, managers, general or limited partners and assignees of each of Parent, Merger Sub and Guarantor (the Persons in clauses (i) and (ii) collectively, the “Parent Related Parties”), and in no event will the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Debt Commitment Letter, the Limited Guarantee (subject to the terms and conditions set forth therein) and the Equity Commitment Letter (subject to the terms and conditions set forth therein and in Section 10.6(c) of this Agreement) and other than obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(b) This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any Party or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, other Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent, in no event will the Company seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Party.

(c) Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its controlled Affiliates that this Agreement may not be enforced against any Debt Financing Sources, and none of the Debt Financing Sources shall have any liability under this Agreement or for any claim or Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Debt Commitment Letter or the transactions contemplated hereby and thereby (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent provided for in this Agreement or from the Guarantor to the extent provided for in the Limited Guarantee and the Equity Commitment Letter. None of the Debt Financing Sources will have any liability to the Company or any of the Company Related Parties relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of the Company Related Parties will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder. For the avoidance of doubt, no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. Article I, this Article X and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 7.10 [Employee Benefits], Section 7.11 [Expenses] and Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the agreements of the Company, Parent and Merger Sub contained in Section 7.11 [Expenses] and Section 9.5 [Effect of Termination and Abandonment], the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.

10.2 Definitions. For the purposes of this Agreement, except as otherwise expressly provided herein, the following terms have meanings set forth in this Section 10.2:

(a) Defined Terms

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction hold less than 80% of each class of outstanding voting and equity interests of the resulting or surviving entity or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% or more of the total voting power or of any class of equity securities of the Company, or more than 20% of the consolidated net revenues, net income or total assets (it being understood that the percentage of total assets shall be calculated by Fair Value and that total assets of the Company include equity securities of Subsidiaries of the Company) of the Company, in each case other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“BaFin” means the Federal Financial Supervisory Authority, or Bundesanstalt für Finanzdienstleistungsaufsicht, of the Federal Republic of Germany.

“Burdensome Condition” means (i) the imposition of any material restraint or condition with respect to other investments of Parent, any Equity Financing Source or any of their respective Affiliates or any of their respective principals, partners, members or shareholders, in each case unrelated to the Company, or (ii) any requirement that Parent, any Equity Financing Source or any of their respective Affiliates make any material covenants or commitments with respect to the business or operations of such parties unrelated to the Company, cease any material business operations of the Company or any applicable Subsidiary, or complete any divestitures, in each case whether prior to or subsequent to the Closing and with materiality measured on a scale relative to the Company and its Subsidiaries, taken as a whole. Notwithstanding the foregoing and for the avoidance of doubt, any requirement or condition involving the following shall not in itself or collectively be considered a Burdensome Condition: (a) any requirement that an ICSub, or any of its assets or businesses, be subject to a “held separate” arrangement, (b) any requirement that an ICSub, or any of its assets or businesses, be disposed of or divested within a reasonable period of time, which shall be no less than six (6) months, following the Closing, (c) any restriction on the business operations of an ICSub, (d) any limitation on the ability of Parent, any Equity Financing Source, or any of their respective Affiliates (including, after the Closing, the Company and its Subsidiaries) to assert control over an ICSub (whether through the ability to vote any equity interests in such ICSub or otherwise) or (e) any limitation on the ability of any Debt Financing Source to realize upon any equity or debt securities or assets of an ICSub or to obtain the benefit of any contractual undertaking, guaranty or other obligation by an ICSub.

“Business Day” means any day ending at 11:59 p.m. (California Time) other than a Saturday or Sunday or a day on which banks in the City of New York or the State of California are required or authorized by Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA or under which any Company Employee has any right to payments or benefits (“ERISA Plans”), employment, consulting, retirement, pension, severance, retention, salary continuation, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, savings, supplemental retirement, profit sharing, insurance, medical, disability, accident, welfare, fringe or other benefits or remuneration of any kind.

“Company Employee” means any current or former employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company ERISA Affiliate” means all Persons (whether or not incorporated) that would, at any relevant time, be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Termination Fee” means (x) an amount equal to $33,300,000 if payable pursuant to Section 9.5(b)(iii) in connection with the termination of this Agreement pursuant to Section 9.4(a) [Fiduciary Out for Superior Proposal], provided that such termination is made effective pursuant to Section 9.5(a) during the Go-Shop Period and (y) an amount equal to $86,600,000 in all other circumstances.

“Confidentiality Agreement” means the non-disclosure agreement, entered into between the Company and Francisco Partners IV, L.P., dated September 29, 2015, as amended by amendments thereto dated December 1, 2017 and February 15, 2018.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Credit Agreement” means the Amendment and Restatement Agreement, dated as of February 2, 2018, by and among VeriFone, Inc., VeriFone Intermediate Holdings, Inc., the other Loan Parties party thereto, the Lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent (including the Amended and Restated Loan Agreement that is a part thereof).

“Data Protection Legislation” means all applicable Laws concerning the collection, protection, storage, use, processing, transfer, or disposition of Personal Information and privacy in any applicable jurisdiction worldwide.

“Dissenting Stockholders” means stockholders of the Company who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal rights pursuant to Section 262 of the DGCL.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law relating to: (a) the pollution or protection of the environment; or (b) public or worker health or safety (as it relates to exposure to Hazardous Substances); or (c) the handling, use, storage, treatment, transportation, disposal, release or threatened release of, or exposure of any Person to, any Hazardous Substance.

“Equity Financing Source” means the entities listed on Section 10.2(A) of the Company Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means (i) shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, including Rollover Equity Awards contributed to Parent immediately prior to the Effective Time and (ii) shares of Company Common Stock that are owned by Dissenting Stockholders.

“Executive Officers” mean those officers considered by the Company to be executive officers within the meaning of Rule 3b-7 under the Exchange Act.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“FFSA” means the Finnish Financial Supervisory Authority (Finanssivalvonta)

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Guarantors” means the entities listed on Section 10.2(B) of the Company Disclosure Letter.

“Hazardous Substance” means any substance, material or waste, that is listed, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under, or for which liability or standards of conduct may be imposed pursuant to, any applicable Environmental Law, including petroleum, asbestos, lead, silica, radiation, mold, noise and odor.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“ICSub” means InterCard AG and Verifone Finland OY.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person of the type contemplated by clauses (i) – (iv) above (other than between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; or (vii) for letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Industry Association” means VISA U.S.A., Inc. and Visa International, Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express, Diners Club, Voyager, Carte Blanche, the ACH Network (including the National Automated Clearinghouse Association) and any other card association, debit card network, electronic payments or funds transfer network, or similar organization or association having clearing or oversight responsibilities, in each case with whom the Company or any Subsidiary may directly or indirectly have a sponsorship or similar authorization or agreement, and any legal successor organizations or association of any of them.

“Industry Association Rules” means the rules, regulations, bylaws, standards, policies, manuals, or procedures or published written guidance of, or applicable to, any Industry Association, including with respect to the processing of credit or debit card information or electronic payments or funds transfers.

“Intellectual Property Rights” means all intellectual property and proprietary rights arising under the Laws of any jurisdiction in the world, including: (i) trademarks, service marks, trade names, certification marks, collective marks, logos, slogans, and trade dress, all applications and registrations for the foregoing; (ii) patents and patent applications, including divisionals, continuations, continuations-in-part, extensions, re-issues, re-examinations, and foreign counterparts; (iii) a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act and other confidential or proprietary information and know-how (collectively, “Trade Secrets”); (iv) registered and unregistered copyrights in published and unpublished works of authorship (including Software and databases), and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) Internet domain names and URLs.

“Intervening Event” means any Effect occurring after the date hereof that was not known to, or reasonably foreseeable by, the Company Board prior to execution of this Agreement, that becomes known to the Company Board after execution of this Agreement and prior to the Requisite Company Vote; provided, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or (ii) changes in the stock price of the Company Common Stock (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, information technology systems and infrastructure, and all associated documentation.

“Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the collective actual knowledge of the Persons listed on Section 10.2(C) of the Company Disclosure Letter, and (ii) with respect to Parent means the actual knowledge of the Persons listed on Section 10.2(C) of the Parent Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all written leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“Licenses” permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Limited Guarantee” means the limited guarantee, dated as of the date hereof by the Guarantors, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein, which limited guarantee is being delivered to the Company simultaneously with the execution and delivery of this Agreement.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof beginning on the first day on which Parent shall have received (i) the Required Financial Information and (ii) all Requisite Regulatory Approvals have been obtained; provided, that (w) May 28, 2018, July 3, 2018, July 4, 2018, July 5, 2018, November 22, 2018 and November 23, 2018, shall not be counted towards the total number of Business Days for purposes of the Marketing Period, (x) if such Marketing Period has not ended prior to August 17, 2018, such period shall not be deemed to have commenced until September 4, 2018, (y) if such Marketing Period has not ended prior to December 21, 2018, such period shall not be deemed to have commenced until January 3, 2019, and (z) after commencement of the Marketing Period, the delivery of additional financial statements or pro forma financial information required to be delivered pursuant to 7.13(e) due to the passage of time shall not terminate or restart the Marketing Period; provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is funded. Notwithstanding anything to the contrary herein, the Marketing Period will not commence and will not be deemed to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, the Company has announced any intention to restate any financial statements or financial information included in the Required Financial Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Company has announced that it has concluded that no restatement will be required, and the requirements described in the immediately preceding sentence would be satisfied on the first (1st) Business Day, throughout and on the last Business Day of such new consecutive fifteen (15) Business Day period. If the Company in good faith reasonably believes that it has delivered to Parent the Required Financial Information, it may deliver to Parent written notice to that effect, stating when it believes it completed the applicable delivery, in which case the Required Financial Information shall be deemed to have been delivered on the date of the delivery of the applicable notice to Parent (and the Marketing Period shall be deemed to have commenced on such date) unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and within two (2) Business Days after receipt of such notice, Parent specifies in writing to the Company any specific additional necessary information, in which case, the Required Financial Information shall be deemed to have been delivered on the date such additional information is delivered by the Company (and the Marketing Period shall be deemed to have commenced on such date of delivery). For the avoidance of doubt, there shall be no limitation on the number of times the Company may deliver such a notice.

“Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities, currency or financial markets or political, regulatory or business conditions in any jurisdiction in which the Company or any of its Subsidiaries operates or in which any of the Company’s or any of its Subsidiaries’ products or services are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which the Company and its Subsidiaries operate;

(C) any changes in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, suppliers, distributors, Governmental Entities, financing sources, business partners or similar relationships that relates to the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of, or any facts or circumstances relating to, or any actions taken or failed to be taken by, Parent or any of its Affiliates, including any Proceeding with respect to this Agreement and the Transactions; provided, however, that the exceptions in this clause (C) shall not apply with respect to references to Material Adverse Effect in the representations and warranties contained in Section 5.4(a) [Governmental Filings; No Violations; Certain Contracts, Etc.] (and in Section 8.2(a) and Section 9.4(c) to the extent related to such portions of such representation);

(D) changes or modifications or proposed changes or modifications in GAAP or in any Law, including the repeal thereof, or in the authoritative interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, including cyberattacks, any hurricane, flood, tornado, earthquake, tsunami or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, or any national or international calamity or crisis, whether or not caused by any Person;

(G) any Transaction Litigation or other Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to this Agreement or the Transactions;

(H) any actions taken or failed to be taken by the Company or any of its Subsidiaries that are required to be taken by this Agreement or any actions taken or failed to be taken with Parent’s written consent or at Parent’s written request (except for any obligation hereunder to operate in the Ordinary Course or similar obligation);

(I) any change or announcement of a change or potential change in the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities; provided, that the exception in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such change, announcement of a change or potential change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(J) any actions required to obtain any approval or authorization under Antitrust Law or by BaFin for the consummation of the Merger;

(K) a decline in the market price, or change in trading volume, of the shares of Company Common Stock or any other capital stock or debt securities of the Company; provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; or

(L) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

provided further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred if it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States.

“NYSE” means the New York Stock Exchange, Inc.

“Open Source Software” means any Software (i) licensed pursuant to any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, (ii) that is distributed as free Software under the Free Software Definition (as promulgated by the Free Software Foundation), (iii) licensed pursuant to any “copyleft” license or any other license under which such Software or other materials are distributed or licensed as “free software,” “open source software,” or similar terms, or (iv) licensed pursuant to any Reciprocal License.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent in all material respects with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent Termination Fee” means an amount equal to $186,600,000.

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith through appropriate Proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate Proceedings; (c) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, or restrictions or exclusions that would be shown by a current title report or other similar report; and (d) licenses and other rights with respect to Intellectual Property Rights.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other personal information that is subject to applicable privacy Law.

“Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Surviving Corporation and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under then-present conditions for the sale of comparable business enterprises.

“Proceeding” means any action, cause of action, claim, charge, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software; (iv) a requirement that such other Software be redistributable by other licensees; or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Rollover Eligible Individual” has the meaning set forth in the definition of “Rollover Equity Award.”

“Rollover Equity Award” means any Vested Company Option (or vested portion thereof) or share of Company Common Stock in respect of which a holder of such Vested Company Option (or vested portion thereof) or share of Common Stock who is employed by the Company at or above the level of Vice President (each such individual, a “Rollover Eligible Individual”), in his or her discretion, enters into an agreement providing for such vested Company Option (or vested portion thereof) or share of Common Stock to be rolled into common stock of Parent (or a parent company of Parent). For the avoidance of doubt, Parent shall honor any election by any such Rollover Eligible Individual for such Vested Company Option (or vested portion thereof) or share of Common Stock to be treated as a Rollover Equity Award in accordance with the preceding sentence.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Solvent” means that, as of any date of determination, (a) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (b) the Fair Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed its all of its liabilities, contingent or otherwise, as of such date, (c) the Surviving Corporation and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or is about to be engaged and (d) the Surviving Corporation and its Subsidiaries will be able to pay their debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its Indebtedness, in each case after giving effect to the Transactions. For purposes of the definition of “Solvent”, (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Stock Plans” means the Company’s Amended and Restated 2006 Equity Incentive Plan, the VeriFone Systems, Inc. New Founders’ Stock Option Plan, the VeriFone Systems, Inc. Outside Directors’ Stock Option Plan, the VeriFone Systems, Inc. 2005 Employee Equity Incentive Plan and the Hypercom Corporate Non-Employee Directors Stock Option Plan and the Hypercom Corporation Long-Term Incentive Plan.

“Stockholders Meeting” means the meeting of stockholders of the Company to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (it being understood that the percentage of total assets shall be calculated by Fair Value and that total assets of the Company include equity securities of Subsidiaries of the Company) of the Company that the Company Board has determined in good faith after consultation with outside legal counsel and its financial advisor that is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal, the identity of the Person(s) making the proposal, the sources of and terms of any financing, financing market conditions, and the timing of such consummation, and if consummated, would result in a transaction more favorable to the Company’s stockholders (in their capacities as such) from a financial point of view, than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.2(e)).

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to a Taxing Authority.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (domestic or foreign).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“UK Pension Scheme” means the UK group personal pension plan provided by Scottish Widows.

“U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained primarily for the benefit of Company Employees inside of the United States.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

TABLE OF DEFINED TERMS

Term	Section
2018 Annual Bonus Plan	7.10(d)
Agreement	Preamble
Alternative Acquisition Agreement	7.2(d)(ii)
Alternative Debt Financing	7.13(c)
Anti-Corruption Laws	5.10(d)
Applicable Date	5.5(a)
Bankruptcy and Equity Exception	5.3(a)
Book-Entry Share	3.2
Bylaws	2.5
Capitalization Date	5.2(a)
Certificate	3.2
Certificate of Merger	2.3
Change Notice	7.2(e)
Change of Recommendation	7.2(d)(ii)
Charter	2.4
Chosen Courts	10.5(b)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Common Stock	Recitals
Company Compensation Committee	3.5(c)
Company Disclosure Letter	Article V
Company DSU	3.5(d)
Company Equity Awards	3.5(e)
Company Equity Payments	3.5(e)
Company Options	3.5(a)
Company Option Deferred Cash Award	3.5(a)
Company P-RSU	3.5(c)
Company P-RSU Deferred Cash Award	3.5(c)
Company Recommendation	5.3(b)
Company Reports	5.5(a)
Company RSU	3.5(b)
Company RSU Deferred Cash Award	3.5(b)
Company Securities	5.2(b)
Continuing Employee	7.10(a)
Debt Commitment Letter	6.7(b)
Debt Financing	6.7(b)
Debt Financing Sources	6.7(b)
DGCL	Recitals
D&O Insurance	7.12(b)

Effective Time	2.3
Eligible Shares	3.1
Encumber	5.2(a)
Encumbrance	5.2(a)
Equity Commitment Letter	6.7(a)
Equity Financing	6.7(a)
Exchange Fund	4.1
Final Order	9.2(c)
Financing	6.7(b)
Financing Commitment Letters	6.7(b)
Financing Source	6.7(b)
Governmental Antitrust Entity	7.6(d)(i)
Go-Shop Period	7.2(a)
Indemnified Parties	7.12(a)
Initial Notice	7.2(e)
Insurance Policies	5.16
Letter of Transmittal	4.2(a)
Material Contract	5.17(a)(xi)
Material Customers	5.21(a)
Material Suppliers	5.21(a)
Merger	Recitals
Merger Consideration	3.1
Merger Sub	Preamble
Money Laundering Laws	5.10(f)
Multiemployer Plan	5.8(b)
New Debt Commitment Letters	7.13(c)
New Plans	7.10(b)
Non-DTC Book-Entry Share	4.2(b)
Non-Recourse Party	9.7(b)
No-Shop Period Start Date	7.2(b)(i)
Outside Date	9.2(a)
Parent	Preamble
Parent Approvals	6.3(a)
Parent Board	Recitals
Parent Disclosure Letter	Article VI
Parent Expenses	9.6
Parent Liability Limitation	9.7(a)
Parent Related Parties	9.7(a)
Party/Parties	Preamble
Paying Agent	4.1
Payor	9.5(d)(ii)
Product	5.18
Product Certifications	5.19
Proxy Statement	7.3(a)
Qualifying Termination	7.10(d)
Replacement Deferred Cash Awards	3.5(c)

Required Financial Information	7.13(e)(i)
Requisite Company Vote	5.3(a)
Requisite Regulatory Approvals	8.1(b)
Sanctions and Exports Laws	5.10(e)
Specified Representatives	7.2(i)
Surviving Corporation	2.1
Tail Period	7.12(b)
Takeover Statute	5.11
Transaction Litigation	7.16
Transactions	Recitals
UKBA	5.10(d)
Unvested Company Option	3.5(a)
Vested Company Option	3.5(a)

(b) Interpretation and Construction.

(i) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(ii) The Preamble, and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(iii) The phrases “made available” and “make available” when used in this Agreement in reference to any information made or to be made available to Parent or its Representatives shall be deemed to include any information uploaded and made available to Parent and its Representatives in the electronic data room hosted by the Company in connection with the Transactions or otherwise transmitted to, or in the possession of, Parent or its Representatives.

(iv) Except as otherwise expressly provided herein, for purposes of this Agreement: (A) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (B) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (C) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (D) the word “or” is not exclusive; (E) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (F) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(v) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(vi) Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(vii) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(viii) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(ix) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.3 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. Notwithstanding anything to the contrary contained herein, Sections 9.7(c), 10.3(a), 10.5(a), 10.5(c), 10.6(d), 10.9 and 10.10 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.5(d).

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.5 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Notwithstanding anything to the contrary contained in this Agreement, all disputes against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Transactions, whether in contract, tort or otherwise, will be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within the State, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.7 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.5(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) NOTWITHSTANDING THE FOREGOING, THE COMPANY, ON BEHALF OF ITSELF AND ITS CONTROLLED AFFILIATES, AND EACH OTHER PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.5(c).

10.6 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, subject to Section 9.5(d), Section 9.7 and this Section 10.6, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

(c) Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Parent has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and such obligation of Parent will be subject to the requirements set forth in clauses (A) and (B) below, and the right of the Company to specific performance in connection with enforcing (x) such obligation of Parent and the Company’s third party beneficiary rights under the Equity Commitment Letter will be subject to the requirements that (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the time the Closing would have occurred but for the failure of the Equity Financing to be funded); (B) the Debt Financing has been funded or will be funded in full at the Closing if the Equity Financing is funded at the Closing; (C) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.2; and (D) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur (and the Company has not revoked, withdrawn, modified or conditioned such irrevocable confirmation), and Parent and Merger Sub fail to complete the Closing within three (3) Business Days after delivery of the Company’s irrevocable written confirmation. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Merger unless the Debt Financing has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing. Subject to Sections 9.5(d)(iii) and 9.7, the election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate the Agreement and collect the Parent Termination Fee pursuant to Section 9.5(c) or pursuing any other remedy available at law or equity. Notwithstanding anything to the contrary contained in this Agreement, while the Company may pursue both a grant of specific performance as an only to the extent permitted by this Section 10.6 and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 9.5), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to require Parent and Merger Sub to effect the Closing and payment of the Parent Termination Fee.

(d) Notwithstanding anything to the contrary in this Agreement, the Company, on behalf of itself and its controlled Affiliates, and each of the other Parties hereto acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each such Party submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt or preferred equity commitment letter will be effective service of process against them for any such legal proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; (v) any such legal proceeding will be governed and construed in accordance with the laws of the State of New York; and (vi) that a final judgment in any such legal proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

10.7 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by email (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.7:

If to the Company:

VeriFone Systems, Inc. 88 West Plumeria Drive
San Jose, CA 95134
Attention:	Vikram Varma, General Counsel
Telephone:	(408) 232-7873
Email:	vikram.varma@verifone.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP 125 Broad Street
New York, NY 10004
Attention:	Scott D. Miller and John L. Savva
Telephone:	(212) 558-4000
Email:	millersc@sullcrom.com savvaj@sullcrom.com

If to Parent or Merger Sub:

c/o Francisco Partners Management, L.P. One Letterman Drive
Building C - Suite 410
San Francisco, CA 94129

Attention:	Jason Brein Peter Christodoulo Dipanjan Deb
Telephone:	(415) 418-2900
Email:	brein@franciscopartners.com christodoulo@franciscopartners.com deb@franciscopartners.com with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 3330 Hillview Ave.
Palo Alto, CA 94304
Attention:	Adam D. Phillips, P.C., Robert M. Hayward, P.C. and Robert E. Goedert
Telephone:	(650) 859-7050, (312) 862-2133 and (312) 862-7317
Email:	adam.phillips@kirkland.com robert.hayward@kirkland.com
robert.goedert@kirkland.com

10.8 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to the subject matters hereof.

(b) In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and the Exhibits, Schedules, the Company Disclosure Letter or the Parent Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable)), or the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

(c) Each Party acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto.

10.9 Third Party Beneficiaries. Except (a) from and after the Effective Time, the Indemnified Parties with respect to (i) the provisions of 7.12 [Indemnification; Directors’ and Officers’ Insurance], (ii) the right of holders of Company Common Stock and Company Equity Awards as of the Effective Time, after the Effective Time, to receive the aggregate Merger Consideration payable pursuant to Article III of this Agreement (and for the right of (A) each holder of any Company Equity Award that will be converted to a Replacement Deferred Cash Award to enforce the terms of such Replacement Deferred Cash Award and (B) each Rollover Eligible Individual to elect to have all or a portion of the Vested Company Options treated as Rollover Equity Awards) and (iii) the indemnification and reimbursement obligations of Parent pursuant to Section 7.13 [Financing and Financing Cooperation], and (b) that each Debt Financing Source shall be an express third party beneficiary with respect to Sections 9.7(c), 10.3(a), 10.5(a), 10.5(c), 10.6(d), 10.9 and 10.10, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling Person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 10.10 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

10.11 Fulfillment of Obligations. Whenever this Agreement requires an Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Affiliate to take such action. Whenever this Agreement requires an Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Affiliate to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.12. [Reserved].

10.13 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 7.12 [Indemnification; Directors’ and Officers’ Insurance], no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 10.11 [Fulfillment of Obligations], and any attempted or purported assignment or delegation in violation of this Section 10.14 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further that any such designation shall not reasonably be expected (in the Company’s reasonable determination) to prevent or materially impede or materially delay the consummation of the Transactions or otherwise adversely affect the rights of the stockholders of the Company under this Agreement; provided, further, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or in part from time to time, to (a) one or more of its Affiliates and/or any parties providing Debt Financing pursuant to the terms thereof (including for the purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing) at any time, and (b) after the Effective Time, to any Person. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

VERIFONE SYSTEMS, INC.

By	/s/ Paul S. Galant
Name: Paul S. Galant
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

VERTEX HOLDCO LLC

By	/s/ Evan Daar
Name: Evan Daar
Title: Vice President and Secretary

VERTEX MERGER SUB LLC

By	/s/ Evan Daar
Name: Evan Daar
Title: Vice President and Secretary

[Signature Page to Merger Agreement]

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VERIFONE SYSTEMS, INC.

ARTICLE ONE

The name of the corporation is VeriFone Systems, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent for service of process at such address is The Corporation Trust Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, $0.001 par value per share.

ARTICLE FIVE

The Corporation shall have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation (the “Board”) is expressly authorized to make, alter, adopt, amend or repeal the Bylaws of the Corporation.

Exhibit A-1

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or as set forth in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE EIGHT

Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. Any amendment or repeal of this Article Eight shall not adversely affect any right or protection of a director of the Corporation under the General Corporation Law of the State of Delaware existing at the time of such repeal or modification, and shall not apply to or have any effect on the liability or alleged liability of any director with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE NINE

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE TEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

Exhibit A-2

ARTICLE ELEVEN

If any director of the Corporation who is not, and has not previously been, an employee of the Corporation (each such director, a “Non-Employee Director”), acquires knowledge of a potential transaction or matter which may be an investment or business opportunity or prospective economic or competitive advantage in which the Corporation could have an interest or expectancy (a “Competitive Opportunity”), or otherwise is then exploiting any Competitive Opportunity, the Corporation will have no interest in such Competitive Opportunity and no expectation that such Competitive Opportunity be offered to it, any such interest or expectation being hereby renounced so that each Non-Employee Director shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation and (ii) have the right to hold any such Competitive Opportunity for such Non-Employee Director’s (and its agents’, partners’ or affiliates’) own account and benefit, or to recommend, assign or otherwise transfer or deal in such Competitive Opportunity to or with persons or entities other than the Corporation or any affiliate of the Corporation. No amendment or repeal of this Article Eleven shall apply to or have any effect on the liability or alleged liability of any Non-Employee Director for or with respect to any opportunities of which such Non-Employee Director becomes aware prior to such amendment or repeal.

ARTICLE TWELVE

To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, modification or repeal of this Article Twelve shall not adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal. The Corporation shall, to the fullest extent permitted under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, indemnify and upon request shall advance expenses to any person who is involved (including, without limitation, as a witness) or is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or, while a director or officer, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent (or in any other capacity while so serving) of any corporation, partnership, joint venture, trust or other enterprise (an “indemnitee”), including service with respect to employee benefit plans, against all expenses (including attorney’s fees and expenses), liabilities, losses, judgments, fines, penalties, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), and amounts paid in settlement incurred or suffered in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against the Corporation initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of

Exhibit A-3

such person. Any person seeking indemnification under this Article Twelve shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The Corporation hereby acknowledges that certain indemnitees affiliated with institutional investors may have certain rights to indemnification, advancement of expenses and/or insurance provided by such institutional investors or certain of their affiliates (collectively, the “Institutional Indemnitors”). The Corporation hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to the indemnitee are primary and any obligation of the Institutional Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by the indemnitee in accordance with this Article Twelve without regard to any rights the indemnitee may have against the Institutional Indemnitors and (iii) that it irrevocably waives, relinquishes and releases the Institutional Indemnitors from any and all claims against the Institutional Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Institutional Indemnitors on behalf of the indemnitee with respect to any claim for which the indemnitee has sought indemnification from the Corporation shall affect the foregoing and the Institutional Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the indemnitee against the Corporation. Expenses (including attorneys’ fees, costs and charges) incurred by an indemnitee in defending a proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that such indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article Twelve. Any repeal or modification of the foregoing provisions of this Article Twelve shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

Notwithstanding anything to the contrary in the foregoing in this Article Twelve, any present and former (determined as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of April 9, 2018 (the “Merger Agreement”), by and among the Corporation, Vertex Holdco LLC and Vertex Merger Sub LLC) director or officer of the Corporation shall be provided with the same rights to indemnification (including any rights to the advancement of expenses) permitted under applicable law and the Corporation’s certificate of incorporation and by-laws in effect as of the date of the Merger Agreement in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time. If this Article Twelve or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article Twelve as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article Twelve to the full extent permitted by any applicable portion of this Article Twelve that shall not have been invalidated and to the full extent permitted by applicable law.

Exhibit A-4